UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number 001-35052
Adecoagro S.A.
(Translation of registrant’s name into English)
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
     This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s audited consolidated financial statements as of and for the years ended December 31, 2010, 2009 and 2008 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.
     The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.
     The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
     The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) the implementation of the registrant’s business strategy, including its development of the Ivinhema project; (iii) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (iv) the implementation of the registrant’s financing strategy and capital expenditure plan; (v) the maintenance of the registrant’s relationships with its customers; (vi) the competitive nature of the industries in which the registrant operates; (vii) the cost and availability of financing; (viii) future demand for the commodities the registrant produces; (ix) international prices for commodities; (x) the condition of the registrant’s land holdings; (xi) the development of the logistics and infrastructure for transportation of the registrant’s productions in the countries where it operates; (xii) the performance of the South American and world economies; (xiii) weather and other natural phenomena; (xiv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including environmental laws and regulations; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
     These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
     The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name: Carlos A. Boero Hughes
Title: Chief Financial Officer and Chief Accounting Officer
Date: April 1, 2011

Adecoagro S.A.
Consolidated Financial Statements as of and for the years ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Adecoagro S.A.
We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Buenos Aires, Argentina
March 30, 2011
PRICE WATERHOUSE & CO. S.R.L.
by  /s/ Mariano C. Tomatis
(Partner)

Legal information
Denomination: Adecoagro S.A.
Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg
RCS Luxembourg: B153681
Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register: B153.681
Capital stock: 119,999,997 shares (See Note 1)
Majority shareholder: Pampas Húmedas LLC, a Delaware limited liability company
Legal address: 888 Seventh Avenue, New York, New York 10106, United States of America
Parent company activity: Investing
Capital stock: 40,738,040 shares

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2010	2009	2008
ASSETS
Non-Current Assets
Property, plant and equipment, net	6	751,992	682,878	571,419
Investment property	7	21,417	21,246	—
Intangible assets, net	8	28,653	21,859	18,108
Biological assets	9	104,216	170,347	75,701
Investments in joint ventures	10	6,271	6,506	7,508
Deferred income tax assets	21	67,463	45,113	18,713
Trade and other receivables, net	11,12	30,752	22,065	8,612
Other assets		26	34	87

Total Non-Current Assets		1,010,790	970,048	700,148

Current Assets
Biological assets	9	82,541	60,107	50,247
Inventories	13	57,170	57,902	61,221
Trade and other receivables, net	11,12	119,205	106,212	75,928
Derivative financial instruments	11	876	99	2,019
Cash and cash equivalents	11,14	70,269	74,806	93,360

Total Current Assets		330,061	299,126	282,775

Spin-off assets	15	—	—	45,311

TOTAL ASSETS		1,340,851	1,269,174	1,028,234

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	16	120,000	120,000	108,108
Share premium		563,343	563,343	507,516
Cumulative translation adjustment		11,273	2,516	(87,978)
Equity-settled compensation		13,659	11,914	9,092
Retained earnings		257	44,161	44,421

Equity attributable to equity holders of the parent		708,532	741,934	581,159

Non controlling interest		14,570	15,222	57,269

TOTAL SHAREHOLDERS EQUITY		723,102	757,156	638,428

LIABILITIES
Non-Current Liabilities
Trade and other payables	11,19	11,785	6,822	6,090
Borrowings	11,20	250,672	203,134	4,099
Derivative financial instruments	11	—	280	—
Deferred income tax liabilities	21	111,495	107,045	94,627
Payroll and social liabilities	22	1,178	1,106	834
Provisions for other liabilities	23	4,606	3,326	777

Total Non-Current Liabilities		379,736	321,713	106,427

Current Liabilities
Trade and other payables	11,19	69,236	62,098	46,670
Current income tax liabilities		978	222	1,487
Payroll and social liabilities	22	15,478	10,079	6,025
Borrowings	11,20	138,800	103,647	224,214
Derivative financial instruments	11	8,920	12,607	4,159
Provisions for other liabilities	23	4,601	1,652	824

Total Current Liabilities		238,013	190,305	283,379

TOTAL LIABILITIES		617,749	512,018	389,806

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,340,851	1,269,174	1,028,234

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2010	2009	2008
Sales of manufactured products and services rendered	24	294,529	183,386	117,173
Cost of manufactured products sold and services rendered	25	(219,201)	(180,083)	(105,583)

Gross Profit from Manufacturing Activities		75,328	3,303	11,590

Sales of agricultural produce and biological assets	24	131,738	130,217	127,036
Cost of agricultural produce sold and direct agricultural selling expenses	25	(131,738)	(130,217)	(127,036)
Initial recognition and changes in fair value of biological assets and agricultural produce		(30,528)	71,668	61,000
Changes in net realizable value of agricultural produce after harvest		7,999	12,787	1,261

Gross (Loss) / Profit from Agricultural Activities		(22,529)	84,455	62,261

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		52,799	87,758	73,851

General and administrative expenses	25	(56,562)	(52,393)	(45,633)
Selling expenses	25	(52,528)	(31,169)	(24,496)
Other operating income, net	27	18,224	13,071	17,323
Excess of fair value of net assets acquired over cost	31	—	—	1,227
Share of loss of joint ventures	10	(50)	(294)	(838)

(Loss) / Profit from Operations Before Financing and Taxation		(38,117)	16,973	21,434

Finance income	28	16,559	11,553	2,552
Finance costs	28	(39,496)	(34,216)	(50,860)

Financial results, net	28	(22,937)	(22,663)	(48,308)

Loss Before Income Tax		(61,054)	(5,690)	(26,874)

Income tax benefit	21	16,263	5,415	10,449

Loss for the Year		(44,791)	(275)	(16,425)

Attributable to:
Equity holders of the parent		(43,904)	(260)	(18,947)
Non controlling interest		(887)	(15)	2,522

Loss per share attributable to the equity holders of the parent during the year:
Basic	29	(0.361)	(0.002)	(0.168)
Diluted	29	n/a	n/a	n/a
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2010	2009	2008
Loss for the year	(44,791)	(275)	(16,425)
Other comprehensive income:
Exchange differences on translating foreign operations	8,956	91,293	(115,725)

Other comprehensive income/ (loss) for the year	8,956	91,293	(115,725)

Total comprehensive (loss) / income for the year	(35,835)	91,018	(132,150)

Attributable to:
Equity holders of the parent	(35,147)	89,215	(128,277)
Non controlling interest	(688)	1,803	(3,873)
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Members’			Cumulative				Non	Total
	Contributed	Share	Share	Translation	Equity-settled	Retained		Controlling	Shareholders’
	Capital	Capital (*)	Premium	Adjustment	Compensation	Earnings	Subtotal	Interest	Equity

Balance at January 1, 2008	476,125	—	—	21,512	5,376	64,661	567,674	49,191	616,865
Adjustments due to Reorganization (See Note 1)	(476,125)	81,939	384,664	(430)	(108)	(1,293)	(11,353)	11,353	—

Adjusted Balance at January 1, 2008	—	81,939	384,664	21,082	5,268	63,368	556,321	60,544	616,865

Total comprehensive loss for the year	—	—	—	(109,330)	—	(18,947)	(128,277)	(3,873)	(132,150)
Employee share options granted	—	—	—	—	3,824	—	3,824	78	3,902
Capital contribution	—	26,169	122,852	—	—	—	149,021	3,041	152,062
Disposal of subsidiary	—	—	—	270	—	—	270	6	276
Disposal of non controlling interest in subsidiaries	—	—	—	—	—	—	—	(2,527)	(2,527)

Balance at December 31, 2008	—	108,108	507,516	(87,978)	9,092	44,421	581,159	57,269	638,428

Total comprehensive income for the year	—	—	—	89,475	—	(260)	89,215	1,803	91,018
Employee share options granted	—	—	—	—	2,822	—	2,822	58	2,880
Capital contribution	—	11,892	55,827	—	—	—	67,719	1,382	69,101
Disposal of subsidiary	—	—	—	1,019	—	—	1,019	21	1,040
Subsidiaries spin-off	—	—	—	—	—	—	—	(45,311)	(45,311)

Balance at December 31, 2009	—	120,000	563,343	2,516	11,914	44,161	741,934	15,222	757,156

Total comprehensive loss for the year	—	—	—	8,757	—	(43,904)	(35,147)	(688)	(35,835)
Employee share options granted	—	—	—	—	1,745	—	1,745	36	1,781

Balance at December 31, 2010	—	120,000	563,343	11,273	13,659	257	708,532	14,570	723,102

(*)	On January 24, 2011 shareholders approved a reverse stock split whereby every three shares of capital stock were converted into two shares, changing the nominal value of common shares from US$1 to US$1.5. Consequently, share capital as from January 24, 2011 totaled 80 million shares that represent US$120 million (see Note 1).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2010	2009	2008
Cash flows from operating activities:

Loss for the year		(44,791)	(275)	(16,425)
Adjustments for:
Income tax benefit	21	(16,263)	(5,415)	(10,449)
Depreciation	6	37,217	30,059	28,144
Amortization	8	346	297	170
Gain from the disposal of other property items	27	(847)	(337)	(479)
Gain from disposal of farmland (Note 15)	27	(20,837)	—	—
Employee share/options granted	26	1,780	2,880	3,902
Loss/ (gain) from derivative financial instruments and forwards	27,28	(1,189)	7,486	(1,848)
Interest expense, net	28	33,028	27,750	21,830
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	72,374	(55,841)	(26,322)
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	(1,527)	(127)	99
Provision and allowances		4,980	4,013	(367)
Share of loss from joint venture	10	50	294	838
Foreign exchange (gains)/ losses, net	28	(7,324)	(10,903)	24,932
Gain from the sale of farmland businesses	27	—	(18,839)	(13,974)
Excess of fair value of net assets acquired over cost	31	—	—	(1,227)
Changes in operating assets and liabilities:
Decrease/ (Increase) in trade and other receivables		3,584	(30,388)	(28,383)
Decrease/ (increase) in inventories		2,259	3,442	(3,289)
Decrease in biological assets		7,171	20,389	4,213
Decrease/ (Increase) in other assets		8	(5)	2,198
(Decrease)/ increase in derivative financial instruments		(3,554)	3,162	3,720
Decrease in other financial assets at fair value through profit or loss		—	—	1,699
(Decrease)/ Increase in trade and other payables		(4,221)	11,508	13,039
Increase in payroll and social security liabilities		5,470	4,327	1,247
Increase/ (Decrease) in provisions for other liabilities		319	(165)	(2,599)

Net cash generated from / (used in) operating activities before interest and taxes paid		68,033	(6,688)	669
Interest paid		(33,283)	(25,797)	(16,312)
Income tax paid		(7,813)	(13,322)	(5,784)

Net cash generated from / (used in) operating activities		26,937	(45,807)	(21,427)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2010	2009	2008
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	31	(7,872)	—	—
Purchases of property, plant and equipment	6	(87,679)	(97,817)	(186,296)
Purchases of intangible assets	8	(33)	(315)	—
Purchase & cattle and non-current biological assets planting costs	2.3	(35,060)	(40,492)	(31,026)
Interest received	28	1,341	472	1,494
Proceeds from sale of property, plant and equipment		12,103	7,341	3,467
Proceeds from disposal of subsidiaries	15	5,475	16,425	25,146
Acquisition of non controlling interest in subsidiaries	31	—	—	(1,300)

Net cash used in investing activities		(111,725)	(114,386)	(188,515)

Cash flows from financing activities:
Capital contributions from shareholders		—	69,101	175,453
Proceeds from long-term borrowings	20	67,379	80,000	18,605
Net increase in short-term borrowings	20	12,449	6,946	19,142

Net cash generated from financing activities		79,828	156,047	213,200

Net (decrease)/ increase in cash and cash equivalents		(4,960)	(4,146)	3,258

Cash and cash equivalents at beginning of year		74,806	93,360	70,686
Effect of exchange rate changes on cash		423	(14,408)	19,416

Cash and cash equivalents at end of year		70,269	74,806	93,360

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
1. General information and Reorganization
     Adecoagro S.A. (the “Company” or “Adecoagro”) is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these consolidated financial statements.
     The Group was established in 2002 and has subsequently grown significantly both organically and through acquisitions. The Group currently has operations in Argentina, Brazil and Uruguay. See Note 32 for a description of the Group companies.
     The Company is the Group’s ultimate parent company and is a Societe Anonyme corporation incorporated and domiciled in the Grand Duchy of Luxembourg. The address of its registered office is 13-15 Avenue de la Liberté, L-1931, Luxembourg.
     These consolidated financial statements have been approved for issue by the Board of Directors on March 30, 2011.
     Reorganization
     On October 30, 2010, in a series of transactions as further described below, the members of International Farmland Holdings LLC (“IFH”) completed the contribution of 98% of their respective interests in IFH on a pro rata basis to a newly formed entity, Adecoagro , in exchange for 100% of the common shares of Adecoagro (the “Reorganization”). This Reorganization was done, among other things, to facilitate the initial public offering of the Group (see Note 34). Adecoagro had no prior assets, holdings or operations.
     In connection with the Reorganization, IFH converted from a limited liability company to a limited partnership and transferred a de minimis amount of its interest in IFH (0.00001%) to a newly formed wholly-owned subsidiary, Ona Ltd. (“Ona”), a Maltese corporation. Following the Reorganization, IFH is owned 98% by Adecoagro and 2% by the members, in each case, as Limited Partners, with the 0.00001% interest owned by Ona, as the General Partner. This 2% ownership directly held by current members of IFH does not carry any preferential treatment.
     As part of the Reorganization, the Group decided to amend and rename its existing incentive option plans, namely IFH’s “2004 Incentive Option Plan” and IFH’s “2007/2008 Equity Incentive Plan” as the “Adecoagro/IFH 2004 Stock Incentive Option Plan” and the “Adecoagro/IFH 2007/2008 Equity Incentive Plan”, respectively. In this connection, all obligations of IFH under these plans (including award agreements issued thereunder) have been transferred to Adecoagro, and options to purchase ordinary units of IFH have been converted into options to purchase ordinary shares of Adecoagro. The conversion was based on a ratio intended to maintain in all material respects the same, and in no event greater, economic benefit to optionees as provided under the plans as in effect prior to the Reorganization.
     In addition, the Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, whereby every three shares of capital stock of Adecoagro were converted into two shares, changing the nominal value of Adecoagro’s common shares from US$1 to US$1.5. Therefore, Adecoagro reduced total shares outstanding from 119,999,997 shares to 79,999,985 shares. Consequently the Adecoagro/IFH 2004 Stock Incentive Option Plan and the Adecoagro/IFH 2007/2008 Equity Incentive Plan were also amended to reflect such change in the nominal value of the common shares.
     The consolidated financial statements of Adecoagro at December 31, 2010 are presented using the historical values from the consolidated financial statements of IFH. However, the issued share capital reflects that of Adecoagro as of that date. The Reorganization is retroactively reflected in the consolidated financial statements of Adecoagro as of that date, in the period in which the Reorganization occurred. The Reorganization did not qualify as a business combination under common control; rather, it was a simple Reorganization of the capital of IFH, the existing organization. As such, the Reorganization is a non-adjusting event under IAS 10 and therefore it is recognized retroactively in the consolidated financial statements of the period in which the Reorganization occurs.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2. Summary of significant accounting policies
     The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1. Basis of preparation
     The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.
     The financial year corresponds to the calendar year. The consolidated statements of income, of changes in shareholders ´ equity, of comprehensive income and of cash flows include two comparative years.
     Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or are held for sale. The consolidated financial statements are presented in United States Dollars.
     The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and biological assets measured at fair value.
     The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
     (a) Standards, amendments and interpretations to existing standards effective in 2010 and adopted by the Group in 2010
     The following standards, amendments and interpretations to existing standards have been published and were mandatory for the Group as of January 1, 2010:
     In January 2008, the IASB published the revised standards IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements.” These standards are the result of the second phase of the project carried out together with the Financial Accounting Standards Board (FASB) to reform the accounting methodology for business combinations. The main changes revised IFRS 3 provides are as follows:
•	The revised standard gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the identifiable net assets. This choice can be exercised for each business combination individually.

•	In a business combination achieved in stages (step acquisition), the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares and any non-controlling interest, minus net assets acquired.

•	Contingent consideration shall be measured at fair value at the acquisition date and classified either as equity, or as asset or liability at the acquisition date. Contingent consideration shall be recognized subsequently in accordance with the classification determined at the acquisition date.

•	Acquisition-related costs incurred in connection with business combinations shall be recognized as expenses.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.1.	Basis of preparation (continued)
•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

•	In contrast to the previous version of IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).
            The main changes that revised IAS 27 makes are as described below:
•	Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control shall only be accounted for within equity.

•	If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

•	When losses attributed to the non-controlling interests exceed the non-controlling interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.
     The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. The provisions of IAS 27 shall be effective for annual reporting periods beginning on or after July 1, 2009. The Group adopted the amendments to IFRS 3 and IAS 27 for business combinations and transactions with subsidiaries beginning on January 1, 2010.
     In June 2009, the IASB issued amendments to IFRS 2 “Share-based Payment”. The amendments relate to the accounting for group-settled share-based payment transactions, stating that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services irrespective of which entity within the group settles the transaction. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “Group and Treasury Share Transactions”. As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2010 and apply retrospectively. The amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.
     In April 2009, the IASB issued 2009 Improvements to IFRSs — a second collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards. The latest amendments were included in exposure drafts of proposed amendments to IFRSs published in October 2007, August 2008, and January 2009. Two out of the twelve amendments are effective for annual periods beginning on or after January 1, 2010 and were adopted by the Group, including IFRS 8 “Operating segments” and IAS 7 “Statement of cash flows”. None of these amendments result in changes to the Group’s financial statements.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.1. Basis of preparation (continued)
     (b) Standards, amendments and interpretations to existing standards that are effective in 2010 but not relevant to the Group’s operations
     In July 2008, the IASB published an amendment to IAS 39 “Financial Instruments: Recognition and Measurement.” The amendment “Eligible Hedged Items” explicitly allows designating only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment sets forth the conditions for such a partial designation. The amendment is effective for annual periods beginning on or after July 1, 2009 and applies retrospectively. The amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.
     In July 2008, the IFRIC issued IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”, which was applicable for the year ended December 31, 2010. The interpretation clarifies the nature and amount of foreign exchange risk that qualifies as a hedged item under a net investment hedge and where, in a group, hedging instruments can be held. The IFRIC did not result in any changes to the Group’s financial statements.
     In November 2008, the IASB issued the revised standard IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The revised provisions of IFRS 1 are effective for annual periods beginning on or after July 1, 2009. In addition, IFRS 1 has been amended in July 2009 and January 2010 adding additional exceptions for first-time adopters. All amendments to IFRS 1 did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows since all subsidiaries of the Group transitioned to IFRS on January 1, 2006.
     In November 2008, the IFRIC published IFRIC 17 “Distributions of Non-Cash Assets to Owners.” The interpretation relates to the timing of recognition of liabilities in connection with non-cash dividends paid (e.g. property, plant and equipment) and how to measure them. In addition, the interpretation relates to how to account for differences between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The provisions of IFRIC 17 are effective for annual periods beginning on or after July 1, 2009. The adoption of IFRIC 17 did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.
In January 2009, the IFRIC released IFRIC 18 “Transfers of Assets from Customers”. The interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for transfers of assets from customers received on or after July 1, 2009 and applies prospectively. Earlier application is permitted under certain circumstances. The IFRIC did not result in any changes to the Group’s financial statements.
     In March 2009, the IASB issued amendments to IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 “Financial Instruments: Recognition and Measurement”. The amendments clarified the accounting treatment of embedded derivatives in relation to financial instruments that have been reclassified out of the ‘at fair value through profit or loss’ category. The amendment was applicable for the year ended December 31, 2010 but did not result in any changes to the Group’s financial statements.
     In April 2009, the IASB issued 2009 Improvements to IFRSs — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards. With the exception of two amendments discussed previously, the remaining amendments are effective for the year ended December 31, 2010 but are not effective to the Group’s operations. These amendments include IFRS 2 “Share-based payments”, IFRIC 9 “Reassessment of embedded derivatives”, IFRIC 16 “Hedges of a net investment in a foreign operation”, IFRS 5 “Measurement of Non-Current Assets (or disposal groups) Classified as Held-for-Sale”, IAS 1 “Presentation of Financial Statements”, IAS 17 “Leases”, IAS 18 “Revenue”, IAS 36 “Impairment of Assets”, IAS 38 “Intangible Assets” and IAS 39 “Financial Instruments: Recognition and Measurement”. None of these amendments are relevant to the Group’s financial statements.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.1. Basis of preparation (continued)
     (c) Standards, amendments and interpretations to existing standards that are not yet effective
     The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2011 or later periods and the Group has not early adopted them:
     In October 2009, the IASB issued an amendment to IAS 32 “Financial Instruments: Presentation”. The amendment clarifies the classification of rights issues as equity or liabilities in cases where rights issues are denominated in a currency other than the functional currency of the issuer. As hitherto such rights issues were recorded as derivative liabilities. The amendment requires that rights issues offered pro rata to all of an entity’s existing shareholders are classified as equity, irrespective of the currency in which the exercise price is denominated. The amendment to IAS 32 shall be applied for annual periods beginning on or after February 1, 2010. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.
     In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. IFRS 9 requires that financial assets are subsequently measured either “at amortized cost” or “at fair value”, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the “at amortized cost” category, to be “at fair value” if that designation eliminates or significantly reduces measurement or recognition inconsistencies. The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in Other Comprehensive Income. Only dividends received from these investments are reported in profit or loss. In October 2010, the IASB issued further additions to IFRS 9. These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39. The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized. The IASB expects to completely replace IAS 39 by the end of 2010. IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.
     In November 2009, the IFRIC issued IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation gives guidance in interpreting IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to fully or partially settle the financial liability. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor are part of the consideration paid to fully or partially extinguish the financial liability. In addition, the equity instruments issued are measured at their fair value. If the fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. IFRIC 19 shall be applied retrospectively for annual periods beginning on or after July 1, 2010. The IFRIC is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.
     In November 2009, the IASB issued IAS 24 (revised) “Related Party Disclosures”. The revisions provide a partial exemption from the disclosure requirements for government-related entities and simplify the definition of a related party. The revisions are applicable for accounting periods beginning on or after January 1, 2011 and are not expected to have a material impact on the Group’s financial statements.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.1. Basis of preparation (continued)
     In November 2009, amendments were issued to IFRIC 14 “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, an interpretation of IAS 19 (Employee Benefits). The amendments apply when a company is subject to minimum pension plan funding requirements. They enable prepayments of the respective contributions to be recognized as an asset. The amendments are to be applied for annual periods beginning on or after January 1, 2011. Earlier application is permitted. These amendments are not expected to have a material impact on the presentation of the Group’s financial position or results of operations.
     In October 2010, the IASB issued an amendment to IFRS 7 “Financial Instruments: Disclosures”. The amendment requires additional disclosures in respect of risk exposures arising from transferred financial assets. The amendment includes a requirement to disclose by class of asset the nature, carrying amount and a description of the risks and rewards of financial assets that have been transferred to another party yet remain on the entity’s statement of financial position. Disclosures are also required to enable a user to understand the amount of any associated liabilities, and the relationship between the financial assets and associated liabilities. The amendment to IFRS 7 shall be applied for annual periods beginning on or after July 1, 2011, with earlier application permitted. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.
     In December 2010, the IASB amended IAS 12 “Income taxes”, to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. The IASB has added another exception to the principles in IAS 12: the rebuttable presumption that investment property measured at fair value is recovered entirely by sale. This presumption is rebutted if the investment property is depreciable (for example, buildings and land held under a lease) and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale before the end of its economic life. The presumption cannot be rebutted for freehold land that is an investment property, because land can only be recovered through sale. The amendments are effective for annual periods beginning on or after January 1, 2012. The amendment is not expected to result in a change to the Group ´s results to the extent it will not have investment properties measured at fair value.
     In May 2010, the IASB issued 2010 Improvements to IFRSs — a collection of amendments to seven IFRSs — as part of its program of annual improvements to its standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2011, although entities are generally permitted to adopt them earlier. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IFRS 3 “Business Combinations”, IFRS 7 “Financial Instruments: Disclosures”, IAS 1 “Presentation of Financial Statements”, IAS 27 “Consolidated and Separate Financial Statements”, IAS 34 “Interim Financial Reporting” and IFRIC 13 “Customer Loyalty Programmes”. The Group is in the process of analyzing these amendments although it expects they will not have a material impact on the Group’s results of operations, financial position and cash flows.
2.2. Scope of consolidation
     The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. The consolidated financial statements also include the Group’s share of the after-tax results of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.2. Scope of consolidation (continued)
     (a) Subsidiaries
     Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
     The Group accounts for acquisitions using the purchase method of accounting as prescribed by IFRS 3R. Consideration is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Excess of fair value of net assets acquired over cost” (negative goodwill). (See Note 31 for details).
     Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
     (b) Transactions and non controlling interest
     Non controlling interest is shown as a component of equity in the statement of financial position and the share of profit attributable to non controlling interest is shown as a component of profit or loss for the year in the consolidated statement of income.
     The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
     (c) Joint ventures
     An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. Joint ventures are accounted for under the equity method where the Group’s statement of income includes its share of their profits and losses and the Group’s statement of financial position includes its share of their net assets.
     Where the Group contributes a business, or other non-monetary assets for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged Group or new interest in the business contributed by other parties to the transaction is accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the Group. Any loss or gain resulting from the transaction is recorded in the statement of income.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.3. Revision of previously issued financial statements
     During the year ended December 31, 2010, the Company changed its accounting policy for the classification of long term biological assets planting costs and purchase of cattle outflows included in the cash flow statement. Until September 30, 2010 those costs were classified as operating activities in the cash flow statement. As from December 31, 2010 the Company classified long term biological assets planting costs and purchase of cattle outflows as investing activities considering that this classification better reflects business activities and it is more comparable with other agribusiness companies. Comparative financial statements were revised as a result of such change, reducing cash used in operating activities and increasing cash used in investing activities as of December 31, 2009 and 2008 in US$40,492 and US$31,026, respectively.
2.4. Segment reporting
     According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. The Management Committee of the Group is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.
2.5. Foreign currency translation
     (a) Functional and presentation currency
     Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars, which is the Group’s presentation currency.
     (b) Transactions and balances
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.
     Foreign exchange gains and losses are presented in the statement of income within “Finance income” or “Finance cost”, as appropriate.
     (c) Group companies
     The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•	income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
•	all resulting exchange differences are recognized as a separate component of equity.
     When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.
     Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.6. Property, plant and equipment
     Property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.
     Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.
     Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the period in which they are incurred.
     Farmland is not depreciated. Depreciation on other assets is calculated using the straight-line method, to allocate their cost to their residual values over their estimated useful lives, as follows:

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
     The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 2.12).
     Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the statement of income.
2.7. Investment property
     Investment property consists of farmland held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any impairment losses. Rental income from investment property is recorded in the Group’s net sales.
2.8. Leases
     The Group classifies its leases at the inception as finance or operating leases. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included as “Borrowings” in the statement of financial position. The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
     Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.9. Goodwill
     Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is computed as the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date and is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position, whilst goodwill arising on the acquisition on joint ventures forms part of the carrying amount of the investments and tested for impairment as part of the overall balance.
     Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.
     Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (See Note 2.12).
2.10. Negative goodwill
     Negative goodwill represents the excess of fair value of the Group’s share of net asset of the acquired subsidiary over the consideration transferred. Negative goodwill is recognized as “Excess of fair value of net assets acquired over cost” in the statement of income. Prior to its recognition, the Company reassesses the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the consideration.
2.11. Other intangible assets
     Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.
2.12. Impairment of assets
     Goodwill
     For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill can not be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. See Note 4 (b) for details.
     Property, plant and equipment and finite lived intangible assets
     At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.12. Impairment of assets (continued)
     If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.
     Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.
2.13. Biological assets
     Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane and coffee and livestock (growing herd and cattle for sale).
     The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.
     Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.
     Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value, when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.
     Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise.
     Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques. Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of our agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:
•	Growing crops:
     Growing crops, for which biological transformation is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.13. Biological assets (continued)
     Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets. Gains and losses arising from such measurements are included in the statement of income in the period in which they arise under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.
     The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined as the actual crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.
•	Growing herd and cattle:
     Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. Gains and losses arising from animal growth and changes in livestock numbers are included in the statement of income in the period in which they arise, under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs on the markets where the Group operates.
•	Coffee:
     The coffee trees are accounted for as plantations and are generally felled after their optimum economic age for use has expired, generally 18 years
     Coffee trees, for which biological growth is not significant, are valued at cost, which approximates fair value. Expenditure on coffee trees planting includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.
     Coffee trees which have attained significant biological growth are valued through a discounted cash flow model. Revenues are based on yearly coffee production volumes and the price is calculated as the average of daily prices for coffee future contracts (Coffee ICE-NY contracts) for a six months period. Projected costs include maintenance, pruning, land leasing, harvesting and coffee treatment.
     These projections generate cash flows for each productive year, which, after being adjusted to present value at an appropriate discount rate, are the basis to determine the fair value of coffee.
•	Sugarcane:
     The fair value of sugarcane depends on the variety, location and maturity of the plantation. The sugarcanes are accounted for as plantations and are felled after their optimum economic age for use has expired, generally five years.
     Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on sugarcane consists mainly in land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.13. Biological assets (continued)
     Sugarcane which has attained significant biological growth is measured at fair value. The fair value considers estimated revenues based on yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance, land leasing, harvesting and transportation.
     The operating cash flows are discounted at a discount rate, which reflects current market assessment of the time value of money and risks involved.
2.14. Inventories
     Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.
     Harvested agricultural produce (except for rice and milk) are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.
     All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.
2.15. Financial assets
     The Group classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
     (a) Financial assets at fair value through profit or loss
     Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Financial assets are classified as current if realization within 12 months is expected. Otherwise, they are classified as non-current. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly derivative financial instruments.
     (b) Loans and receivables
     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. The Group’s loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.
     (c) Recognition and measurement
     Regular purchases and sales of financial assets are recognized on the trade-date — the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.15. Financial assets (continued)
     Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of income as part of “Other operating income, net” when the Group’s right to receive payments is established.
     If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.
     The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.17.
     (d) Offsetting financial instruments
     Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
2.16. Derivative financial instruments and hedging activities
     Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.
     The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.
     The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’.
2.17. Trade receivables
     Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables. An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of income.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.18. Cash and cash equivalents
     Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.
2.19. Trade payables
     Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.
2.20. Borrowings
     Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the date of the statement of financial position. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.
2.21. Provisions
     Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
2.22. Onerous contracts
     The Group enters into contracts which require the Group to sell commodities in accordance with the Group’s expected requirements. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included in Provision and other liabilities in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.
2.23. Current and deferred income tax
     The Group’s tax benefit for the year comprises the charge for tax currently payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.
     The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.23. Current and deferred income tax (continued)
     Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
     Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
     Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
     The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.
2.24. Revenue recognition
     The Group’s primary activities comprise agricultural and agro-industrial activities.
     The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Harvested produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 2.13 and 2.14 for additional details.
     The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, coffee, ethanol, sugar, among others). Sales of manufacturing products are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For export shipments, transfer occurs upon loading of the goods onto the relevant carrier.
     The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.
     In December 2009, the Group began leasing owned farmland property to third parties under operating lease agreements. The leased assets are included within investment property on the Group’s statement of financial position. Rental income is recognized on a straight-line basis over the period of the lease.
     As from 2009, the Group is a party to a 10-year power agreement for the sale of electricity. The delivery period starts in May and ends in November of each year. In addition, as from 2010, the Group is a party to a 15-year power agreement which delivery period starts in April and ends in November of each year. Prices under both agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.25. Farmlands sales
     The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.
     Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.
2.26. Earnings per share
     Basic loss per share is calculated by dividing the net loss for the period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis. For all periods presented, there were no differences in the weighted-average number of ordinary shares used for basic and diluted net loss per share as the effect of all potentially dilutive shares outstanding was anti-dilutive.
2.27. Equity-settled share-based payments
     The Group issues equity settled share-based payments to certain directors, top management and employees. Options under the awards are measured at fair value at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.
2.28. Research and development
     Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3. Financial risk management

Risk management principles and processes
     The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.
     The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Strategy Committee, which focuses on timely and appropriate management of risk. This Strategy Committee has overall accountability for the identification and management of risk across the Group.
     The principal financial risks arising from financial instruments are raw material price risk, end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.
•	Exchange rate risk
     The Group’s cash flows, statement of income and statement of financial position are presented in US dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.
     A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. To date, transactions denominated in currencies other than the respective functional currencies are denominated in US dollars. There are monetary balances held by the Group companies at each year-end that are denominated in US dollars (non-functional currency).
     The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.
     The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates for all the periods presented. All amounts are shown in US dollars.

	2010
Net monetary	Functional currency
position	Argentine	Brazilian
(Liability)/ Asset	Peso	Reais	Uruguayan Peso	US Dollar	Total

Argentine Peso	(36,845)	—	—	—	(36,845)
Brazilian Reais	—	(222,106)	—	—	(222,106)
US Dollar	(71,378)	(33,361)	32,854	2,139	(69,746)
Uruguayan Peso	—	—	(56)	—	(56)

Total	(108,223)	(255,467)	32,798	2.139	(328,753)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.   Financial risk management (continued)

	2009
Net monetary	Functional currency
position	Argentine	Brazilian	Uruguayan
(Liability)/ Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	25,438	—	—	—	25,438
Brazilian Reais	—	(28,337)	—	—	(28,337)
US Dollar	(86,786)	(148,252)	(2,483)	52,471	(185,050)
Uruguayan Peso	—	—	5,260	—	5,260

Total	(61,348)	(176,589)	2,777	52,471	(182,689)

	2008
Net monetary	Functional currency
position	Argentine	Brazilian	Uruguayan
(Liability)/ Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	(17,028)	—	—	—	(17,028)
Brazilian Reais	—	(29,343)	—	—	(29,343)
US Dollar	(45,461)	(106,180)	(3,105)	83,959	(70,787)
Uruguayan Peso	—	—	547	—	547

Total	(62,489)	(135,523)	(2,558)	83,959	(116,611)

     The Group’s analysis is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimates that, other factors being constant, a 10% devaluation (revaluation) of the respective functional currencies against the US dollar at year-end would (increase) or decrease (Loss) Profit Before Income Tax for the years ended December 31, 2010, 2009 and 2008, as described in the tables below:

2010
Functional currency
	Argentine	Brazilian	Uruguayan
Net monetary position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(7,138)	(3,336)	3,285	n/a	(7,189)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Profit Before Income Tax	(7,138)	(3,336)	3,285	—	(7,189)

2009
Functional currency
	Argentine	Brazilian	Uruguayan
Net monetary position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(8,679)	(14,825)	(248)	n/a	(23,752)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(8,679)	(14,825)	(248)	—	(23,752)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

2008
Functional currency
	Argentine	Brazilian	Uruguayan
Net monetary position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(4,546)	(10,618)	(310)	n/a	(15,474)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(4,546)	(10,618)	(310)	—	(15,474)

•	Raw material price risk
     Inflation in raw materials costs and in the costs of goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.
     The Group estimates that, for the years ended December 31, 2010, 2009 and 2008, other factors being constant, a 5% increase (or decrease) in prices of raw materials would (increase) or decrease Loss Before Income Tax by approximately (US$6,810 ), (US$5,729) and (US$2,556), respectively.
•	End-product price risk
     Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group’s commercial team combines different actions to minimize downside risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity and the aim is to pick the best spot to sell. End-product price risks are hedged if economically viable and possible. A movement in end-product prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income. The Group uses a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop future contracts, but also includes occasionally put and call options.
     Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.
     The Group estimates that, for the years ended December 31, 2010, 2009 and 2008, other factors being constant, and a 5% increase (or decrease) in prices of the Group’s end products would (increase) or decrease Loss Before Income Tax by approximately (US$1,280), (US$1,507) and (US$2,025), respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)
•	Liquidity risk
     The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Group’s cash flow and statement of financial position.
     Prudent liquidity risk management includes managing the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.
     The table below analyses the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

	Less than	Between	Between 2	Over
At 31 December 2010	1 year	1 and 2 years	and 5 years	5 Years	Total

Trade and other payables	66,106	606	1,883	3,568	72,163
Borrowings (excluding finance lease liabilities)	138,433	93,330	108,536	48,725	389,024
Finance leases	367	81	—	—	448
Derivative financial instruments	8,920	—	—	—	8,920

Total	213,826	94,017	110,419	52,293	470,555

	Less than	Between	Between 2	Over
At 31 December 2009	1 year	1 and 2 years	and 5 years	5 Years	Total

Trade and other payables	53,161	5,145	—	—	58,306
Borrowings (excluding finance lease liabilities)	102,970	74,391	121,712	6,788	305,861
Finance leases	677	243	—	—	920
Derivative financial instruments	12,607	280	—	—	12,887

Total	169,415	80,059	121,712	6,788	377,974

	Less than	Between	Between 2	Over
At 31 December 2008	1 year	1 and 2 years	and 5 years	5 Years	Total

Trade and other payables	39,782	2,679	—	—	42,461
Borrowings (excluding finance lease liabilities)	223,587	1,381	1,311	1,152	227,431
Finance leases	627	255	—	—	882
Derivative financial instruments	4,159	—	—	—	4,159

Total	268,155	4,315	1,311	1,152	274,933

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)
•	Interest rate risk
     The Group’s financing costs may be significantly affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in short-term, highly liquid investments that are readily convertible to known amounts of cash.
     The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s borrowings is set out in Note 20.
     The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Occasionally, the Group may enter into fixed-to-floating interest rate swaps to hedge the fair value interest rate risk arising where it has borrowed at fixed rates. The Group’s borrowings at variable rate were primarily US dollar or Brazilian Reais denominated.
     The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases).
The analysis for the year ended December 31, 2010 is as follows (all amounts are shown in US dollars):

	2010
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total

Fixed rate:
Argentine Peso	13	—	—	13
Brazilian Reais	—	76,253	—	76,253
US Dollar	34,465	7,013	475	41,953
Uruguayan Peso	—	—	62	62

Subtotal Fixed-rate borrowings	34,478	83,266	537	118,281

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	113,514	—	113,514
US Dollar	64,053	93,176	—	157,229

Subtotal Variable-rate borrowings	64,053	206,690	—	270,743

Total borrowings as per analysis	98,531	289,956	537	389,024

Finance leases	171	277	—	448

Total borrowings as per statement of financial position	98,702	290,233	537	389,472

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
     The analysis for the year ended December 31, 2009 is as follows (all amounts are shown in US dollars):

	2009
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total

Fixed rate:
Argentine Peso	88	—	—	88
Brazilian Reais	—	7,241	—	7,241
US Dollar	49,608	—	—	49,608
Uruguayan Peso	—	—	40	40

Subtotal Fixed-rate borrowings	49,696	7,241	40	56,977

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	139,695	—	139,695
US Dollar	49,992	59,197	—	109,189

Subtotal Variable-rate borrowings	49,992	198,892	—	248,884

Total borrowings as per analysis	99,688	206,133	40	305,861

Finance leases	257	663	—	920

Total borrowings as per statement of financial position	99,945	206,796	40	306,781

     The analysis for the year ended December 31, 2008 is as follows (all amounts are shown in US dollars):

	2008
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total

Fixed rate:
Argentine Peso	35,343	—	—	35,343
Brazilian Reais	—	5,560	—	5,560
US Dollar	53,599	—	1,703	55,302

Subtotal Fixed-rate borrowings	88,942	5,560	1,703	96,205

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	22,425	—	22,425
US Dollar	—	108,801	—	108,801

Subtotal Variable-rate borrowings	—	131,226	—	131,226

Total borrowings as per analysis	88,942	136,786	1,703	227,431

Finance leases	—	882	—	882

Total borrowings as per statement of financial position	88,942	137,668	1,703	228,313

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
     At December 31, 2010, 2009 and 2008, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, (Loss) Before Income Tax for the year would (increase) or decrease as follows:

	2010
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	(1,134)	—	(1,134)
US Dollar	(641)	(932)	—	(1,573)

Total effects on (Loss) Before Income Tax	(641)	(2,066)	—	(2,707)

	2009
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	(1,397)	—	(1,397)
US Dollar	(500)	(592)	—	(1,092)

Total effects on (Loss) Before Income Tax	(500)	(1,989)	—	(2,489)

	2008
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	(224)	—	(224)
US Dollar	—	(1,088)	—	(1,088)

Total effects on (Loss) Before Income Tax	—	(1,312)	—	(1,312)

     The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management’s assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
•	Credit risk
     The Group’s exposure to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group. The current credit crisis could also lead to the failure of companies in the sector, potentially including customers, partners, contractors and suppliers.
     The Group is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits (no individual trading counterparty has a credit limit higher to US$1.5 million).
     The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group ´s business segments. More than 79% of the Group’s sales of crops are exported through 6 well-known exporters with good quality standing. Sales of cattle are well dispersed. Sales of ethanol are concentrated with 10 external customers of which 4 amount for more than two-thirds of sales. Approximately 87% of the Group’s sales of sugar relate to “Very High Polarization or VHP sugar” and are dispersed among several customers. The remaining 13% of sugar sales relate to “cristal sugar” and are concentrated with few customers. Energy sales are 5.1% of total sales of the Group and involve a small amount of external customers.
     No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 12 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 12.
     The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 14.
     The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limit the amount of credit exposure to any one counterparty based on an analysis of that counterparty’s relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations with that counterparty.
     Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (See Note 11 for details). Management does not expect any counterparty to fail to meet its obligations.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
•	Capital risk management
     The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2010, the Group’s strategy, which was unchanged from 2009, was to maintain the gearing ratio within 0.18 to 0.40, as follows:

	2010	2009	2008
Total Debt	389,472	306,781	228,313
Total Equity	723,102	757,156	638,428

Total Capital	1,112,574	1,063,937	866,741

Gearing Ratio	0.35	0.29	0.26

•	Derivative financial instruments
     As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to hedge certain foreign currency cash flows and to adjust the currency composition of its assets and liabilities; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.
     Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than the Group’s. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties. Non-hedging derivatives are classified as current when realization within 12 months is expected. Otherwise they are classified as non-current, although any portion that is expected to be realized within 12 months of the date of the statement of financial position is presented as current.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
     The following table shows the outstanding positions for each type of derivative contract as of the date of each statement of financial position:
•	Futures
     As of December 31, 2010

	2010
			Market
Type of		Notional	Value Asset/
derivative contract	Tons	amount	(Liability)	(Loss)/ Gain
Futures:
Sale
Corn	6.9	149	141	141
Soybean	24.6	5,939	(2,789)	(2,789)
Sugar	34.3	15,955	(3,287)	(3,287)
Coffee	0.8	3,213	(2,231)	(2,231)
Wheat	0.6	111	(4)	(4)

Total	67.2	25,367	(8,170)	(8,170)

     As of December 31, 2009

	2009
			Market
Type of		Notional	Value Asset/
derivative contract	Tons	amount	(Liability)	(Loss)/ Gain
Futures:
Sale
Corn	26.8	3,835	(19)	(19)
Soybean	20.1	4,740	(184)	(184)
Sugar	92.2	42,283	(11,712)	(11,712)
Coffee	0.5	16	99	99

Total	139.6	50,874	(11,816)	(11,816)

     As of December 31, 2008

	2008
			Market
Type of		Notional	Value Asset/
derivative contract	Tons	amount	(Liability)	(Loss)/Gain
Futures:
Sale
Corn	15.9	2,053	249	249
Soybean	30.9	8,190	1,323	1,323
Wheat	1.5	208	5	5

Total	48.3	10,451	1,577	1,577

     Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3. Financial risk management (continued)
•	Floating-to-fixed interest rate swaps
     In January 2009, the Group entered into a floating-to-fixed interest rate swap to hedge against the variability of the cash flows of the Tranche B facility entered into with the IDB. Tranche B of the IDB facility comprises a five-year US$48.2 million loan bearing interest at 180-day LIBOR plus 4.75% per annum. (See Note 20 for additional details). The Group’s exposure to interest rate changes through the Tranche B loan has been fully hedged through the use of an amortizing interest rate swap. This hedging arrangement will fully offset any additional interest rate expense incurred as a result of increases in interest rates. The notional amount of the agreement was US$48.2 million. This swap agreement expires on November 15, 2013. The Group did not apply hedge accounting to this agreement. As of December 31, 2010 and 2009, the Group recorded a liability of US$0.6 million and US$1 million respectively, the estimated fair value of the swap at those dates.
     In September 2010, the Group’s subsidiaries in Brazil, Angélica and UMA, entered into respective interest rate swap agreements to hedge their interest payments under certain of their loans. Angélica’s facility with Banco Pine comprises a two-year US dollar denominated 6.0 million loan bearing interest at fixed rate of 11.25% per annum. Interest payments are hedged against local Brazilian Interbanking Deposit floating rate (“CDI”). UMA ´s facility with HSBC Bank comprises a two-year US dollar denominated 7.0 million loan bearing exchange variation plus 7.30% per annum. Interest payments are hedged against 99.80% of CDI floating rate. These swap agreements expire in August 2012. The Group did not apply hedge accounting to these agreements. As of December 31, 2010, the Group recorded liabilities of US$0.02 million and US$0.02 million respectively, the estimated fair value at that date of the swap of Angélica and UMA.
     The Group evaluated the impact on interest expense for the year considering an immediate 100 basis point change in interest rates. For the years ended December 31, 2010, 2009 and 2008, a 100 basis point increase/decrease in interest rates would result in an increase/decrease in interest expense of US$0.7 million, US$ nil and US$0.08 million, respectively.
     The Group evaluated the impact on the interest rate swaps’ fair value considering an immediate 100 basis point change in interest rates. As of December 31, 2010 and 2009, a 100 basis point increase/decrease in interest rates would result in an approximate US$0.5 million and US$0.5 million increase/decrease in the fair value of interest rate swap, respectively. The fair value of the swap has been calculated using a discounted cash flow analysis.
4. Critical accounting estimates and judgments
     Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.
     Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4. Critical accounting estimates and judgments (continued)
     (a) Business combinations — purchase price allocation
     Accounting for business combinations requires the allocation of the Group’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.
     (b) Impairment testing
     At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.
     Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.
     Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.
     For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.
     Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.
     Based on these criteria, management identified a total amount of thirty-six CGUs.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4. Critical accounting estimates and judgments (continued)
     For the years ended December 31, 2009 and 2008, due to the situation in the international markets and domestic issues within the countries where the Group operates, the Group tested for impairment all CGUs regardless of which CGUs have allocated any goodwill.
     For the year ended December 31, 2010, the Group only tested for impairment in Argentina and Uruguay CGUs with allocated goodwill, due to there is not any indication that those assets have suffered an impairment loss. Additionally, the Group tested all CGUs in Brazil due mainly to the operating losses from continuing operations suffered during that period in the Coffee and Sugar, Ethanol and Energy segments.
     Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell and value-in-use of its CGUs, management may be assisted by the work of external advisors.
     CGUs tested based on a fair-value-less-costs-to-sell model for the years ended December 31, 2010, 2009 and 2008:
     The Group identified 31 CGUs in Argentina and Uruguay. The Group tested all of these CGUs based on a fair value less costs-to-sell model as of December 31, 2009 and 2008. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties. The fair value of farmland property is the amount of money the Group would realize if sold at arm’s length by a willing seller to a willing buyer.
     Fair values are determined by extensive analysis. Farmland values are based on the land’s productive capability and other factors such as climate and location. Farmland is assessed according to its productivity value, that is, the ability of the land to produce crops and/or maintain livestock. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.
     Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.
     The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.
     A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis described above considering parameters such as:
•	Current soil productivity and yields;

•	Potential soil productivity based on market participant best use of soil property;

•	Projected gross margin derived from soil use;

•	Rental value obtained for soil use, if applicable;

•	Similar comparable farmland property within the topographic area.
     The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4. Critical accounting estimates and judgments (continued)
     The following table shows only the 8 CGUs where goodwill was allocated as of December 31, 2010, 2009 and 2008 and the corresponding amount of goodwill allocated to each one:

	December 31,	December 31,	December 31,
CGU / Operating segment / Country	2010	2009	2008
La Carolina / Crops / Argentina	176	189	209
La Carolina / Cattle / Argentina	29	31	34
El Orden / Crops / Argentina	215	218	240
El Orden / Cattle / Argentina	35	36	40
La Guarida / Crops / Argentina	2,574	3,141	3,187
La Guarida / Cattle / Argentina	255	304	309
Los Guayacanes / Crops / Argentina	1,966	2,426	2,463
Doña Marina / Rice / Argentina	7,023	—	—

Closing net book amount of goodwill allocated to CGUs (Note 8)	12,273	6,345	6,482

Closing net book amount of PPE items and other assets	76,779	52,759	58,294

Total assets allocated to 8 CGUs	89,052	59,104	64,776

     The remaining 23 CGUs in Argentina and Uruguay without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment, investment property, and finite-life intangible assets allocated to these 24 CGUs have an aggregated net book value of US$217,138 and US$229,079 as of December 31, 2009 and 2008, respectively.
     Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired as of December 31, 2010, 2009 and 2008. Additionally, none of the CGUs without allocated goodwill, were impaired as of December 31, 2009 and 2008.
     CGUs tested based on a value-in-use model for the years ended December 31, 2010, 2009 and 2008:
     The Group identified 5 CGUs in Brazil. The Group tested all CGUs in Brazil based on a value-in-use model. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data.
     The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	2010	2009	2008
Financial projections	Covers 8 years for	Covers 8 years for	Covers 8 years for
	Ivinhema	Ivinhema	Ivinhema
	Covers 4 years for	Covers 4 years for	Covers 4 years for
	all others	all others	all others
Yield average growth rates	1-3%	1-3%	1-2%
Future pricing increases	2% per annum	2% per annum	2% per annum
Future cost increases	2% per annum	2% per annum	2% per annum
Discount rates	8.67%	9.81%	12.4%
Perpetuity rate	2.5%	2.5%	2.5%
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4. Critical accounting estimates and judgments (continued)
     Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.
     The following table shows only the 3 CGUs where goodwill was allocated as of December 31, 2010, 2009 and 2008 and the corresponding amount of goodwill allocated to each one:

	December 31,	December 31,	December 31,
CGU/ Operating segment	2010	2009	2008
Ivinhema / Sugar, Ethanol and Energy	9,531	9,120	6,796
UMA / Sugar, Ethanol and Energy	3,575	3,421	2,549
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,115	1,067	794

Closing net book amount of goodwill allocated to CGUs (Note 8)	14,221	13,608	10,139

Closing net book amount of PPE items and other assets	88,324	90,157	85,981

Total assets allocated to 3 CGUs	102,545	103,765	96,120

     The remaining 2 CGUs in Brazil without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment and finite-life intangible assets allocated to these 2 CGUs have an aggregated net book value of US$403,494, US$345,976 and US$199,552 as of December 31, 2010, 2009 and 2008, respectively.
     Based on the testing above, the Group determined that none of the CGUs where value-in-use was applied were impaired as of December 31, 2010, 2009 and 2008.
     Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.
     (c) Biological assets
     The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 2.13. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.
     Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4. Critical accounting estimates and judgments (continued)
     The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value.
     The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the year ended December 31, 2009, the Group made no changes to the models and assumptions. During the year ended December 31, 2010, new information has been gained and accordingly the Group introduced an adjustment to the valuation model for sugarcane. Projected revenues are now calculated based on the average of daily prices for sugar future contracts (Sugar # 11 ICE- NY contract) during the six-month period ended at period end rather than the single price for sugar future contracts at year end used during 2009. The Group determined that the use of 6-month average of daily prices of future contracts was a more appropriate estimate for price inputs in the valuation model than the single price for sugar future contracts at period-end, as it would mitigate any additional variability that a single-day price may have on the sugarcane valuation model and was necessary to properly measure the fair value of the related biological assets given changes in market conditions in 2010. The effect of this change in the valuation model recognized in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” was an increase in the loss before income tax for US$47.5 million for the year ended December 31, 2010.
     (d) Fair value of derivatives and other financial instruments
     Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.
     (e) Income taxes
     The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.
     Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. (See Note 21 for details).
     (f) Allowance for trade receivables
     Management maintains an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information
          IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.
          The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.
•	The Group’s ‘Farming’ is further comprised of five reportable segments:
•	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group ´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.
•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;
•	The Group’s ‘Dairy’ Segment consists of the production of raw milk, which is processed into manufactured products and marketed through the Group’s joint venture La Lácteo;
•	The Group’s ‘Coffee’ Segment consists of cultivating coffee beans and marketing own and third party’s coffee production;
•	The Group’s ‘Cattle’ Segment consists of purchasing and fattening of beef cattle for sale to meat processors and local livestock auction markets. In December 2009, the Group strategically decided to sell a significant amount of heads of cattle from owned farmlands to Quickfood S.A., an international third party meat processor. Additionally, the contract provides for the third party to lease the Group’s farmland under an operating lease agreement to raise and fatten the purchased cattle. As required by the Antitrust Law, the Group reported this transaction to the Argentine Antitrust Commission for formal approval. As of the date of these consolidated financial statements, the authorization is still pending. The Group does not have any evidence which may indicate this transaction will not be formally approved.
•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;
•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses for which the Group generally closes a deal for a price lower than the land’s fair value (generating gains); and (ii) realization of value through the strategic disposition of assets (generating profits).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
     The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.
     The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5.	Segment information (continued)
Segment analysis for the year ended December 31, 2010

	Farming
						Farming	Sugar, Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	Energy	Transformation	Corporate	Total
Sales of manufactured products and services rendered	344	59,280	—	2,709	3,718	66,051	228,478	—	—	294,529
Cost of manufactured products sold and services rendered	—	(52,017)	—	(2,546)	—	(54,563)	(164,638)	—	—	(219,201)

Gross Profit from Manufacturing Activities	344	7,263	—	163	3,718	11,488	63,840	—	—	75,328

Sales of agricultural produce and biological assets	107,818	2,305	14,297	4,863	2,407	131,690	48	—	—	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	(107,818)	(2,305)	(14,297)	(4,863)	(2,407)	(131,690)	(48)	—	—	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,879	9,360	9,129	(2,630)	737	55,475	(86,003)	—	—	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	7,482	—	—	517	—	7,999	—	—	—	7,999

Gross Profit / (loss) from Agricultural Activities	46,361	9,360	9,129	(2,113)	737	63,474	(86,003)	—	—	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	46,705	16,623	9,129	(1,950)	4,455	74,962	(22,163)	—	—	52,799

General and administrative expenses	(7,087)	(3,773)	(2,910)	(983)	(350)	(15,103)	(19,080)	—	(22,379)	(56,562)
Selling expenses	(1,522)	(8,154)	(333)	(655)	(175)	(10,839)	(41,689)	—	—	(52,528)
Other operating income, net	(6,194)	345	—	(2,165)	70	(7,944)	5,305	20,837	26	18,224
Share of loss of joint ventures	—	—	(50)	—	—	(50)	—	—	—	(50)

Profit / (loss) from Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	41,026	(77,627)	20,837	(22,353)	(38,117)

Depreciation and amortization	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563
Initial recognition and changes in fair value of biological assets (unrealized)	8,719	6,273	3,610	(2,450)	(36)	16,116	(96,795)	—	—	(80,679)
Initial recognition and changes in fair value of agricultural produce (unrealized)	7,229	742	—	(71)	—	7,900	405	—	—	8,305
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	22,931	2,345	5,519	(109)	773	31,459	10,387	—	—	41,846
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	2,050	—	—	(523)	—	1,527	—	—	—	1,527
Gain from changes in net realizable value of agricultural produce after harvest (realized)	5,432	—	—	1,040	—	6,472	—	—	—	6,472

Property, plant and equipment, net	204,454	50,899	4,202	25,265	18,831	303,650	448,342	—	—	751,992
Investment property	—	1,168	—	—	20,249	21,417	—	—	—	21,417
Goodwill	4,931	7,023	—	1,115	319	13,388	13,106	—	—	26,494
Biological assets	31,247	21,555	7,130	21,577	401	81,910	104,847	—	—	186,757
Investment in joint ventures	—	—	6,271	—	—	6,271	—	—	—	6,271
Inventories	22,926	8,422	883	7,023	61	39,315	17,855	—	—	57,170

Total segment assets	263,299	89,066	19,063	54,980	39,542	465,950	584,151	—	—	1,051,101

Borrowings	(59,339)	(41,050)	(10,262)	(13,651)	—	(124,302)	(265,170)	—	—	(389,472)

Total segment liabilities	(59,339)	(41,050)	(10,262)	(13,651)	—	(124,302)	(265,170)	—	—	(389,472)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5.	Segment information (continued)
Segment analysis for the year ended December 31, 2009

	Farming
						Farming	Sugar, Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	Energy	Transformation	Corporate	Total
Sales of manufactured products and services rendered	9,667	67,317	752	7,984	172	85,892	97,494	—	—	183,386
Cost of manufactured products sold and services rendered	(5,447)	(56,576)	(613)	(7,120)	—	(69,756)	(110,327)	—	—	(180,083)

Gross Profit / (loss) from Manufacturing Activities	4,220	10,741	139	864	172	16,136	(12,833)	—	—	3,303

Sales of agricultural produce and biological assets	82,362	2,033	11,142	6,281	28,306	130,124	93	—	—	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	(82,362)	(2,033)	(11,142)	(6,281)	(28,306)	(130,124)	(93)	—	—	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce	6,563	12,170	3,374	(16,207)	4,704	10,604	61,064	—	—	71,668
Gain from changes in net realizable value of agricultural produce after harvest	11,362	191	—	1,234	—	12,787	—	—	—	12,787

Gross Profit / (loss) from Agricultural Activities	17,925	12,361	3,374	(14,973)	4,704	23,391	61,064	—	—	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,145	23,102	3,513	(14,109)	4,876	39,527	48,231	—	—	87,758

General and administrative expenses	(6,280)	(2,883)	(2,221)	(2,126)	(2,909)	(16,419)	(13,922)	—	(22,052)	(52,393)
Selling expenses	(1,587)	(7,485)	(777)	(1,353)	(1,045)	(12,247)	(18,922)	—	—	(31,169)
Other operating income, net	4,776	(942)	(108)	806	377	4,909	(10,467)	18,839	(210)	13,071
Share of loss of joint ventures	—	—	(294)	—	—	(294)	—	—	—	(294)

Profit / (loss) from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973

Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Initial recognition and changes in fair value of biological assets (unrealized)	4,433	6,759	32	(12,662)	127	(1,311)	57,335	—	—	56,024
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,485	—	—	(3,043)	—	(1,558)	1,375	—	—	(183)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	645	5,411	3,342	(502)	4,577	13,473	2,354	—	—	15,827
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	134	—	—	(7)	—	127	—	—	—	127
Gain from changes in net realizable value of agricultural produce after harvest (realized)	11,228	191	—	1,241	—	12,660	—	—	—	12,660

Property, plant and equipment, net	248,594	31,282	10,652	2,680	767	293,975	388,903	—	—	682,878
Investment property	—	—	—	—	21,246	21,246	—	—	—	21,246
Goodwill	6,110	—	—	1,067	237	7,414	12,539	—	—	19,953
Biological assets	27,467	11,524	4,313	21,634	815	65,753	164,701	—	—	230,454
Investment in joint ventures	—	—	6,506	—	—	6,506	—	—	—	6,506
Inventories	23,832	9,460	1,086	1,992	716	37,086	20,816	—	—	57,902

Total segment assets	306,003	52,266	22,557	27,373	23,781	431,980	586,959	—	—	1,018,939

Borrowings	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

Total segment liabilities	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5.	Segment information (continued)
Segment analysis for the year ended December 31, 2008

	Farming
						Farming	Sugar, Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	Energy	Transformation	Corporate	Total
Sales of manufactured products and services rendered	3,134	53,280	2,171	8,544	164	67,293	49,880	—	—	117,173
Cost of manufactured products sold and services rendered	(2,807)	(39,862)	(1,849)	(6,978)	—	(51,496)	(54,087)	—	—	(105,583)

Gross Profit / (loss) from Manufacturing Activities	327	13,418	322	1,566	164	15,797	(4,207)	—	—	11,590

Sales of agricultural produce and biological assets	92,853	3,645	12,650	7,404	9,193	125,745	1,291	—	—	127,036
Cost of agricultural produce sold and direct agricultural selling expenses	(92,853)	(3,645)	(12,650)	(7,404)	(9,193)	(125,745)	(1,291)	—	—	(127,036)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,005	7,854	2,633	4,485	3,788	46,765	14,235	—	—	61,000
Gain from changes in net realizable value of agricultural produce after harvest	2,211	—	—	(950)	—	1,261	—	—	—	1,261

Gross Profit from Agricultural Activities	30,216	7,854	2,633	3,535	3,788	48,026	14,235	—	—	62,261

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	30,543	21,272	2,955	5,101	3,952	63,823	10,028	—	—	73,851

General and administrative expenses	(3,885)	(398)	(1,835)	(3,308)	(2,206)	(11,632)	(12,646)	—	(21,355)	(45,633)
Selling expenses	(3,959)	(7,647)	(967)	(902)	(473)	(13,948)	(10,548)	—	—	(24,496)
Other operating income, net	4,824	29	18	(27)	16	4,860	211	13,974	(1,722)	17,323
Excess of fair value of net assets acquired over cost	—	—	—	—	—	—	—	1,227	—	1,227
Share of loss of joint ventures	—	—	(838)	—	—	(838)	—	—	—	(838)

Profit / (loss) from Operations Before Financing and Taxation	27,523	13,256	(667)	864	1,289	42,265	(12,955)	15,201	(23,077)	21,434

Depreciation and amortization	6,517	710	348	798	517	8,890	19,424	—	—	28,314
Initial recognition and changes in fair value of biological assets (unrealized)	332	—	1,840	3,355	2,567	8,094	13,448	—	—	21,542
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,551	—	—	931	—	4,482	298	—	—	4,780
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,122	7,854	793	199	1,221	34,189	489	—	—	34,678
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	—	(99)	—	(99)	—	—	—	(99)
Gain from changes in net realizable value of agricultural produce after harvest (realized)	2,211	—	—	(851)	—	1,360	—	—	—	1,360

Property, plant and equipment, net	232,465	50,804	12,069	12,523	33,041	340,902	230,517	—	—	571,419
Spin-off assets	—	—	—	—	—	—	—	45,311	—	45,311
Goodwill	3,610	—	—	794	383	4,787	11,834	—	—	16,621
Biological assets	21,059	6,908	4,732	25,453	19,629	77,781	48,167	—	—	125,948
Investment in joint ventures	—	—	7,508	—	—	7,508	—	—	—	7,508
Inventories	21,201	9,212	—	5,326	878	36,617	24,604	—	—	61,221

Total segment assets	278,335	66,924	24,309	44,096	53,931	467,595	315,122	45,311	—	828,028

Borrowings	45,322	36,258	9,065	—	—	90,645	137,668	—	—	228,313

Total segment liabilities	45,322	36,258	9,065	—	—	90,645	137,668	—	—	228,313

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
     Total segment assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.
     Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2010	2009	2008
Total reportable assets as per Segment Information	1,050,101	1,018,939	828,028
Intangible assets (excluding goodwill)	2,159	1,906	1,487
Deferred income tax assets	67,463	45,113	18,713
Trade and other receivables	149,957	128,277	84,540
Other assets	26	34	87
Derivative financial instruments	876	99	2,019
Cash and cash equivalents	70,269	74,806	93,360

Total assets as per the Statement of Financial Position	1,340,851	1,269,174	1,028,234

     Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.
     Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2010	2009	2008
Total reportable liabilities as per Segment Information	389,472	306,781	228,313
Trade and other payables	81,021	68,920	52,760
Deferred income tax liabilities	111,495	107,045	94,627
Payroll and social liabilities	16,656	11,185	6,859
Provisions for other liabilities	9,207	4,978	1,601
Current income tax liabilities	978	222	1,487
Derivative financial instruments	8,920	12,887	4,159

Total liabilities as per the Statement of Financial Position	617,749	512,018	389,806

     The Group’s non-current assets and net revenue and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue and fair value gains and losses are allocated according to the location of the respective operations.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
     As of and for the year ended December 31, 2010:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	246,602	495,075	10,315	751,992
Investment property	21,417	—	—	21,417
Intangible assets	1,115	1,044	—	2,159
Goodwill	12,272	14,222	—	26,494
Investment in joint ventures	6,271	—	—	6,271
Non-current portion of biological assets	7,169	97,047	—	104,216
Initial recognition and changes in fair value of biological assets and agricultural produce	54,226	(86,557)	1,803	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	8,157	(123)	(35)	7,999
Sales of manufactured products sold and services rendered	62,455	232,074	—	294,529
Sales of agricultural produce and biological assets	109,387	17,158	5,193	131,738
     As of and for the year ended December 31, 2009:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	228,723	430,175	23,980	682,878
Investment property	21,246	—	—	21,246
Intangible assets	243	1,663	—	1,906
Goodwill	6,347	13,606	—	19,953
Investment in joint ventures	6,506	—	—	6,506
Non-current portion of biological assets	4,379	165,968	—	170,347
Initial recognition and changes in fair value of biological assets and agricultural produce	26,995	42,348	2,325	71,668
Gain from changes in net realizable value of agricultural produce after harvest	10,001	1,794	992	12,787
Sales of manufactured products sold and services rendered	68,020	115,366	—	183,386
Sales of agricultural produce and biological assets	99,661	25,304	5,252	130,217
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
     As of and for the year ended December 31, 2008:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	267,945	284,046	19,428	571,419
Intangible assets	252	1,235	—	1,487
Goodwill	6,483	10,138	—	16,621
Investment in joint ventures	7,508	—	—	7,508
Non-current portion of biological assets	17,342	58,359	—	75,701
Initial recognition and changes in fair value of biological assets and agricultural produce	31,124	26,639	3,237	61,000
Gain from changes in net realizable value of agricultural produce after harvest	1,442	343	(524)	1,261
Sales of manufactured products sold and services rendered	54,990	62,026	157	117,173
Sales of agricultural produce and biological assets	92,120	24,653	10,263	127,036
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment
     Changes in the Group’s property, plant and equipment in 2010, 2009 and 2008 were as follows:

				Machinery,
				equipment,
		Farmland	Buildings and	furniture and	Computer		Work in
	Farmlands	improvements	facilities	fittings	equipment	Vehicles	progress	Total
At January 1, 2008
Cost	374,299	3,448	35,828	69,973	326	1,905	81,520	567,299
Accumulated depreciation	—	(2,395)	(10,282)	(15,547)	(150)	(908)	—	(29,282)

Net book amount	374,299	1,053	25,546	54,426	176	997	81,520	538,017

Year ended December 31, 2008
Opening net book amount	374,299	1,053	25,546	54,426	176	997	81,520	538,017
Exchange differences	(43,094)	(119)	(10,235)	(29,346)	(253)	126	(27,270)	(110,191)
Additions	740	189	59,759	110,181	1,294	308	13,825	186,296
Acquisition of subsidiary	—	—	—	—	—	—	—	—
Transfers	—	—	—	—	—	—	—	—
Disposals	(11,466)	(30)	(798)	(2,187)	(3)	(75)	—	(14,559)
Depreciation charge (Note 25)	—	(230)	(3,926)	(23,313)	(343)	(332)	—	(28,144)

Closing net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419

At December 31, 2008
Cost	320,479	3,488	84,554	148,621	1,364	2,264	68,075	628,845
Accumulated depreciation	—	(2,625)	(14,208)	(38,860)	(493)	(1,240)	—	(57,426)

Net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419

Year ended December 31, 2009
Opening net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419
Exchange differences	5,131	(665)	18,053	35,981	321	(112)	21,568	80,277
Additions	2,602	279	7,319	26,242	427	574	65,063	102,506
Transfers	—	—	12,815	34,961	104	—	(47,880)	—
Transfers to investment property (Note 7)	(21,246)	—	—	—	—	—	—	(21,246)
Disposals	(2,797)	(16)	(71)	(3,943)	(11)	(166)	—	(7,004)
Reclassification to non-income tax credits (*)	—	—	—	(8,631)	—	—	—	(8,631)
Disposals of subsidiary	(4,297)	—	(26)	(61)	—	—	—	(4,384)
Depreciation charge (Note 25)	—	(27)	(5,782)	(23,662)	(330)	(258)	—	(30,059)

Closing net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878

At December 31, 2009
Cost	299,872	3,086	122,644	233,170	2,205	2,560	106,826	770,363
Accumulated depreciation	—	(2,652)	(19,990)	(62,522)	(823)	(1,498)	—	(87,485)

Net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment (continued)

				Machinery,
				equipment,
		Farmland	Buildings and	furniture and	Computer		Work in
	Farmlands	improvements	facilities	fittings	equipment	Vehicles	progress	Total
Year ended December 31, 2010
Opening net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878
Exchange differences	(4,919)	(27)	2,337	7,272	45	(33)	4,173	8,848
Additions	974	10	4,964	22,337	592	455	67,654	96,986
Acquisition of subsidiary (Note 31)	13,666	—	375	33	—	2	—	14,076
Transfers	—	153	65,398	68,291	68	—	(133,910)	—
Transfers from investment property (Note 7)	6,767	—	—	—	—	—	—	6,767
Disposals	(10,948)	(153)	(2,360)	(456)	(36)	(122)	—	(14,075)
Reclassification to non-income tax credits (*)	—	—	—	—	—	—	(6,271)	(6,271)
Depreciation charge (Note 25)	—	(172)	(8,120)	(28,215)	(449)	(261)	—	(37,217)

Closing net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

At December 31, 2010
Cost	305,412	3,069	193,358	330,647	2,874	2,862	38,472	876,694
Accumulated depreciation	—	(2,824)	(28,110)	(90,737)	(1,272)	(1,759)	—	(124,702)

Net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 12).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment (continued)
     An amount of US$29,603; US$16,895 and US$16,590 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2010, 2009 and 2008, respectively. An amount of US$7,614; US$13,164 and US$11,554 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2010, 2009 and 2008, respectively.
     In 2010, borrowing costs of US$5,453 (2009: US$3,890; 2008: US$7,685) were capitalized as components of the cost of acquisition or construction for qualifying assets.
     Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$334,743 as of December 31, 2010 (2009: US$114,825; 2008: US$80,103).
     Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the statement of income as a financing charge. Assets under finance leases comprise vehicles, machinery and equipment. All other leases are treated as operating leases and the relevant annual rentals are charged to the statement of income as incurred (See Note 30).
7. Investment property
     Changes in the Group’s investment property in 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Beginning of the year	21,246	—	—
Acquisition of subsidiary (Note 31)	7,935	—	—
Transfers (i), (ii)	(6,767)	21,246	—
Exchange difference	(997)	—	—

End of the year	21,417	21,246	—

     The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2010	2009	2008
Rental income	3,718	172	—

(i)	Transferred from property, plant and equipment in 2009. Relates to farmland rented out to third parties. See Note 30 for details.

(ii)	Transferred to property, plant and equipment in 2010. Relates to finalization of contracts with third parties.
     As of December 31, 2010, the fair value of investment property is US$96.4 million.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
8. Intangible assets
     Changes in the Group’s intangible assets in 2010, 2009 and 2008 were as follows:

	Goodwill	Trademarks	Software	Total
At January 1, 2008
Cost	21,157	2,153	373	23,683
Accumulated amortization	—	(321)	(147)	(468)

Net book amount	21,157	1,832	226	23,215

Year ended December 31, 2008
Opening net book amount	21,157	1,832	226	23,215
Exchange differences	(3,351)	(397)	(4)	(3,752)
Disposal of subsidiary	(1,185)	—	—	(1,185)
Amortization charge (i) (Note 25)	—	(159)	(11)	(170)

Closing net book amount	16,621	1,276	211	18,108

At December 31, 2008
Cost	16,621	1,756	369	18,746
Accumulated amortization	—	(480)	(158)	(638)

Net book amount	16,621	1,276	211	18,108

Year ended December 31, 2009
Opening net book amount	16,621	1,276	211	18,108
Exchange differences	3,332	303	98	3,733
Disposal of subsidiary	—	173	142	315
Amortization charge (i) (Note 25)	—	(196)	(101)	(297)

Closing net book amount	19,953	1,556	350	21,859

At December 31, 2009
Cost	19,953	2,232	609	22,794
Accumulated amortization and impairment	—	(676)	(259)	(935)

Net book amount	19,953	1,556	350	21,859

Year ended December 31, 2010
Opening net book amount	19,953	1,556	350	21,859
Exchange differences	(482)	742	31	291
Additions	—	6	27	33
Acquisition of subsidiary (Note 31)	7,023	—	—	7,023
Disposals	—	(207)	—	(207)
Amortization charge (i) (Note 25)	—	(213)	(133)	(346)

Closing net book amount	26,494	1,884	275	28,653

At December 31, 2010
Cost	26,494	2,773	667	29.934
Accumulated amortization	—	(889)	(392)	(1,281)

Net book amount	26,494	1,884	275	28,653

(i)	An amount of US$ 134; US$ 101 and US$ 11 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2010, 2009 and 2008, respectively. An amount of US$ 212; US$ 196 and US$ 159 of amortization charges are included in “Selling expenses” for the years ended December 31, 2010, 2009 and 2008, respectively. There were no impairment charges for any of the years presented (see Note 4 (b)).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
9. Biological assets
     Changes in the Group’s biological assets in 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Beginning of the year	230,454	125,948	102,562
Increase due to purchases	681	296	3,276
Disposal of subsidiary (Note 15)	—	(86)	(376)
Initial recognition and changes in fair value of biological assets (i)	(30,528)	71,668	61,000
Decrease due to harvest	(237,465)	(84,990)	(54,709)
Decrease due to sales	(2,138)	(37,014)	(6,382)
Costs incurred during the year	224,969	136,625	49,949
Exchange differences	784	18,007	(29,372)

End of the year	186,757	230,454	125,948

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ (78,767) for the year ended December 31, 2010 (2009: US$52,935; 2008: US$25,141). In 2010, an amount of US$ (60,146) (2009: US$29,834; 2008: US$29,576) was attributable to price changes, and an amount of US$ (18,621) (2009: US$23,101; 2008: US$ (4,435)) was attributable to physical changes.
     Biological assets in 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Non-current
Cattle for dairy production (i)	7,130	4,313	4,732
Breeding cattle (i)	—	—	11,858
Other cattle (ii)	39	66	267
Sown land — coffee (iii)	18,600	18,540	24,763
Sown land — sugarcane (iii)	78,447	147,428	34,081

	104,216	170,347	75,701

Current
Breeding cattle (i)	—	—	3,543
Other cattle (iv)	362	749	3,961
Sown land — coffee (v)	2,977	3,094	690
Sown land — sugarcane (v)	26,400	17,273	14,086
Sown land — crops (ii)	31,247	27,467	21,059
Sown land — rice (ii)	21,555	11,524	6,908

	82,541	60,107	50,247

Total biological assets	186,757	230,454	125,948

(i)	Classified as bearer and mature biological assets.

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as bearer and immature biological assets.

(iv)	As of December 31, 2010, and amount of US$186 (2009: 493; 2008: 2,718) was classified as consumable and mature biological assets, and an amount of US$176 (2009: 256; 2008: 1,243) was classified as consumable and immature biological assets.

(v)	As of December 31, 2010, and amount of US$ nil (2009: nil; 2008: nil) was classified as bearer and mature biological assets, and an amount of US$29,378 (2009: 20,367; 2008: 14,776) was classified as bearer and immature biological assets.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
9. Biological assets (continued)
     The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$241,762 for the year ended December 31, 2010 (2009: US$88,113; 2008: US$57,457).
     Commencing during the middle of 2008 and lasting until the middle of 2009, the areas in which the Group operates suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction in its agricultural production per hectare compared with historical average yields.
     As a result of the drought, actual yields for crops in 2008/2009 decreased as compared with historical average yields, generating a negative impact in ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ of U$S nil for the year ended December 31, 2010 (2009: US$16.4; million 2008: US$2.0 million). Additionally, actual yields for rice in 2008/2009 decreased as compared with historical average yields, generating a negative impact in ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ of nil for the year ended December 31, 2010 (2009: US$4.2 million; 2008: nil).
10. Investments in joint ventures
     The investment in joint ventures represents the Group’s share of 50% in Grupo La Lacteo.
     In November 2007, the Group’s subsidiary, Adeco Agropecuaria S.A. entered into a milk supply offer agreement (the “Milk Supply Agreement”) with La Lacteo (amended in February 2010). Pursuant to the Milk Supply Agreement, Adeco Agropecuaria S.A. is committed to sell to La Lacteo and La Lacteo is obligated to purchase certain amount of the daily milk production subject to certain conditions. However, Adeco Agropecuaria S.A. is not obligated to sell to La Lacteo and La Lacteo is not obligated to purchase more than 50% of its milk requirements for a four-month period subject to certain conditions. The Milk Supply Agreement fixes the price of milk that La Lacteo pays to Adeco Agropecuaria S.A. at the monthly market price of milk plus 3%. The Milk Supply Agreement terminates in November 2017. In addition, if Adeco Agropecuaria S.A. receives a more favorable proposal from a third party compared to the agreement, Adeco Agropecuaria S.A. is free to sell the production to such party. However, La Lacteo has a right of first refusal.
     The following amounts represent the Group’s 50% share of the assets and liabilities, and income and expenses of the joint venture:

	2010	2009	2008
Assets:
Non-current assets	4,944	5,008	3,621
Current assets	5,697	5,689	10,019

	10,641	10,697	13,640

Liabilities:
Non-current liabilities	735	740	273
Current liabilities	3,635	3,451	5,859

	4,370	4,191	6,132

Net assets of joint venture	6,271	6,506	7,508

	2010	2009	2008
Income	1,989	2,268	1,605
Expenses	(2,039)	(2,562)	(2,443)

Loss after income tax	(50)	(294)	(838)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
10. Investments in joint ventures (continued)
     There are no contingent liabilities relating to the group’s interest in the joint venture, and no contingent liabilities of the venture itself.
     In addition, on November 23, 1999, the Group’s subsidiary Pilagá S.A. entered into a joint venture with a third party, Copra S.A., for the purpose of obtaining rights to use public waters and construct a dam for irrigated rice production. As of the date of these consolidated financial statements, the joint venture has not started operations and approvals have not been obtained.
11. Financial instruments by category
     The following table shows the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities.”

		Assets at fair	Subtotal
	Loans and	value through	financial	Non-financial
	receivables	profit and loss	assets	assets	Total
December 31, 2010 Assets as per statement of financial position
Trade and other receivables	64,964	—	64,694	85,263	149,957
Derivative financial instruments	—	876	876	—	876
Cash and cash equivalents	70,269	—	70,269	—	70,269

Total	134,963	876	135,839	85,263	221,102

	Liabilities at	Other
	fair value	financial	Subtotal
	through profit	liabilities at	financial	Non-financial
	and loss	amortized cost	liabilities	liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	72,163	72,163	8,858	81,021
Borrowings (excluding finance lease liabilities)	—	389,024	389,024	—	389,024
Finance leases	—	448	448	—	448
Derivative financial instruments	8,920	—	8,920	—	8,920

Total	8,920	461,635	470,555	8,858	479,413

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)

		Assets at fair	Subtotal
	Loans and	value through	financial	Non-financial
	receivables	profit and loss	assets	assets	Total
December 31, 2009 Assets as per statement of financial position
Trade and other receivables	60,904	—	60,904	67,373	128,277
Derivative financial instruments	—	99	99	—	99
Cash and cash equivalents	74,806	—	74,806	—	74,806

Total	135,710	99	135,809	67,373	203,182

	Liabilities at	Other
	fair value	financial	Subtotal
	through profit	liabilities at	financial	Non-financial
	and loss	amortized cost	liabilities	liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	58,306	58,306	10,614	68,920
Borrowings (excluding finance lease liabilities)	—	305,861	305,861	—	305,861
Finance leases	—	920	920	—	920
Derivative financial instruments	12,887	—	12,887	—	12,887

Total	12,887	365,087	377,974	10,614	388,588

		Asset at fair	Subtotal
	Loans and	value through	financial	Non-financial
	receivables	profit and loss	assets	assets	Total
December 31, 2008 Assets as per statement of financial position
Trade and other receivables	31,157	—	31,157	53,383	84,540
Derivative financial instruments	—	2,019	2,019	—	2,019
Cash and cash equivalents	93,360	—	93,360	—	93,360

Total	124,517	2,019	126,536	53,383	179,919

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)

	Liabilities at	Other
	fair value	financial	Subtotal
	through profit	liabilities at	financial	Non-financial
	and loss	amortized cost	liabilities	liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	42,461	42,461	10,299	52,760
Borrowings (excluding finance lease liabilities)	—	227,431	227,431	—	227,431
Finance leases	—	882	882	—	882
Derivative financial instruments	4,159	—	4,159	—	4,159

Total	4,159	270,774	274,933	10,299	285,232

     Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IAS 39. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.
     Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 20.
     Income, expense, gains and losses on financial instruments can be assigned to the following categories:

		Assets/ liabilities
		at fair value	Other financial
	Loans and	through profit	liabilities at
	receivables	and loss	amortized cost	Total
December 31, 2010
Interest income (i)	1,341	—	—	1,341
Interest expense (i)	—	—	(34,369)	(34,369)
Foreign exchange gains/ (losses) (ii)	372	—	(11,029)	(10,657)
Loss from derivative financial instruments(iii)	—	5,124	—	5,124

Net result	1,713	5,124	(45,398)	(38,561)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)

		Assets/ liabilities
		at fair value	Other financial
	Loans and	through profit	liabilities at
	receivables	and loss	amortized cost	Total
December 31, 2009
Interest income (i)	472	—	—	472
Interest expense (i)	—	—	(28,222)	(28,222)
Foreign exchange gains/ (losses) (ii)	11,939	—	(13,936)	(1,997)
Gain from derivative financial instruments(iii)	—	(7,486)	—	(7,486)

Net result	12,411	(7,486)	(42,158)	(37,233)

		Assets/ liabilities
		at fair value	Other financial
	Loans and	through profit	liabilities at
	receivables	and loss	amortized cost	Total
December 31, 2008
Interest income (i)	1,494	—	—	1,494
Interest expense (i)	—	—	(23,324)	(23,324)
Foreign exchange gains/ (losses) (ii)	—	—	(24,184)	(24,184)
Loss from derivative financial instruments(iii)	—	1,848	—	1,848

Net result	1,494	1,848	(47,508)	(44,166)

(i)	Included in “Financial results, net” in the statement of income.

(ii)	Included in “Financial results, net” in the statement of income.

(iii)	Included in “Other operating income, net” and “Financial results, net” in the statement of income.
     Determining fair values
     IAS 39 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Group deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The disclosures have not been provided on a comparative basis as permitted by IFRS 7.
     For the year ended December 31, 2010, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)
     In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.
     Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.
     In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the years presented.
     The following table presents the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2010 and their allocation to the fair value hierarchy:

	2010
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	876	—	—	876

Total assets	876	—	—	876

Liabilities
Derivative financial instruments	2,197	6,723	—	8,920

Total liabilities	2,197	6,723	—	8,920

     When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)

Concept	Pricing Method	Parameters	Pricing Model
Futures	Quoted price	—	—
Options	Quoted price	—	—
Options/ OTC	Quoted price	—	Montecarlo
Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method
Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method
12. Trade and other receivables, net

	2010	2009	2008
Non current
Prepaid expenses	—	4,263	295
Income tax credits	3,628	4,241	3,984
Non-income tax credits (i)	8,681	11,279	3,521
Escrow deposits (ii)	—	—	600
Receivable from disposal of subsidiary (iii) (Note 15)	13,656	—	—
Cash collateral	3,079	1,858	—
Other receivables	1,708	424	212

Non current portion	30,752	22,065	8,612

Current
Trade receivables	32,702	47,894	24,670
Receivables from related parties (Note 33)	1,662	2,554	4,368
Less: Allowance for trade receivables	(1,323)	(906)	(391)

Trade receivables — net	33,041	49,542	28,647

Prepaid expenses	8,299	5,530	5,016
Advances to suppliers	14,274	10,167	15,714
Income tax credits	6,954	6,569	4,548
Non-income tax credits (i)	38,006	23,500	15,842
Escrow deposits (ii)	—	1,028	3,683
Cash collateral	2,342	2,763	—
Receivable from disposal of subsidiary (iii) (Note 15)	10,432	5,475	—
Receivable with related parties (Note 33)	291	796	180
Other receivables	5,566	842	2,298

Subtotal	86,164	56,670	47,281

Current portion	119,205	106,212	75,928

Total trade and other receivables, net	149,957	128,277	84,540

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
12. Trade and other receivables, net (continued)
(i) Includes US$6,721 reclassified from property, plant and equipment.
(ii) In connection with certain acquisitions, the Group deposited a portion of the consideration that would otherwise have been delivered to the sellers into an escrow account with a third party escrow agent to secure specified indemnification obligations of the sellers under the respective agreements.
(iii) Relates to the sale of a subsidiary (comprising mainly of a farmland business) for which total net proceeds of US$24, 088 million have not been fully collected as of year-end (See Note 15).
     The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.
     The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2010	2009	2008
Currency
US Dollar	53,561	23,620	21,504
Argentine Peso	38,977	29,504	35,032
Uruguayan Peso	697	6,036	3,516
Brazilian Reais	56,722	69,117	24,488

	149,957	128,277	84,540

     As of December 31, 2010 trade receivables of US$9,379 (2009: US$11,255; 2008: US$12,791) were past due but not impaired. The ageing analysis of these receivables is as follows:

	2010	2009	2008
Up to 3 months	7,929	8,790	8,686
3 to 6 months	542	1,208	1,435
Over 6 months	908	1,257	2,670

	9,379	11,255	12,791

     The Group recognizes an allowance for trade receivables when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Delinquency in payments is considered an indicator that the trade receivable is impaired.
     Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
12. Trade and other receivables, net (continued)
     Movements on the Group’s allowance for trade receivables are as follows:

	2010	2009	2008
At January 1	906	391	1,170
Charge of the year	632	664	15
Acquisition of subsidiary	14	—	—
Unused amounts reversed	(189)	—	(787)
Used during the year	—	(113)	—
Exchange differences	(40)	(36)	(7)

At December 31	1,323	906	391

     The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.
     The other classes within other receivables do not contain impaired assets.
     The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group only holds a mortgage as collateral for the sale of La Macarena farmland.
     As of December 31, 2010 approximately 23% of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 10 well-known multinational companies with good credit quality standing, including but not limited to Bunge, Noble Argentina, LDC Argentina, Quickfood, or its affiliates, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.
     The remaining percentage as of both December 31, 2010 and 2009 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable. New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.
     As of December 31, 2010 and 2009, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to work with banks rated “BBB+” or higher. At December 31, 2010 and 2009, 7 banks accounted for more than 84% of the total cash deposited, including but not limited to HSBC, Bank do Brasil and/or its affiliates in local countries, among others. The remaining amount of cash and cash equivalents relates to cash in hand. The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis.
     The Group arranged the interest rate swaps with Citibank N.A. (United States), HSBC S.A. (Brazil) and Banco Pine S.A. (Brazil). Crop commodity futures are traded in the established trading markets of Argentina and Brazil through well rated brokers. Counterparty risk derived from these transactions is not material.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
13. Inventories

	2010	2009	2008
Raw materials	25,292	23,843	20,584
Finished goods	25,601	30,338	40,506
Stocks held by third parties	6,267	3,299	—
Others	10	422	131

	57,170	57,902	61,221

     The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$208,485 for the year ended December 31, 2010 (2009: US$83,120; 2008: US$50,229). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$101,288 for the year ended December 31, 2010 (2009: US$77,280; 2008: US$83,149).
14. Cash and cash equivalents

	2010	2009	2008
Cash at bank and on hand	31,768	72,903	93,153
Short-term bank deposits	38,501	1,903	207

	70,269	74,806	93,360

15. Disposals
     As part of the Group ´s strategy to profit from farmland value appreciation opportunities, from time to time, the Group completes sales of farmlands.
     (a) Sales of farmlands
     On December 21, 2010 the Group completed the sale of La Macarena, a farm located in Río Negro, Uruguay for cash consideration of US$34 million. This transaction resulted in a gain of US$20 million included within “Other operating income, net” in the statement of income as of December 31, 2010. Cash collected at December 31, 2010 totaled US$10 million. Remaining receivable will be collected during 2011 and 2012 (see Note 12).
     (b) Sales and spin-off of subsidiaries
     In December 2009 and May 2008, the Group completed the sale of two wholly owned subsidiaries (La Paz Agropecuaria S.R.L. and La Agraria S.A.) for an aggregate sales price of US$47 million. These subsidiaries were mainly comprised of farmland businesses. Net gain from the sale of these businesses amounted to US$18.8 million and US$14.0 million for the years ended December 31, 2009 and 2008, respectively, and are included under the line item “Other operating income, net” in the statement of income.
     The Group acquired an entity named Agro Invest in December 2007. Certain farmland businesses within Agro Invest were acquired with a view of disposal through a tax-free spin-off availed under the tax laws of Argentina, the country of domicile of Agro Invest. This transaction did not generate any income or loss. The spin-off was completed in February 2009. Accordingly, that portion of the acquired business totalizing US$45.3 million was classified as held for disposal other-than-by-sale in the acquisition balance sheet and as of December 31, 2007 and 2008 (shown in the line item “Spin-off assets” in the statement of financial position). This disposal did not meet the criteria of IFRS 5 to qualify as a discontinued operation. As required by the Antitrust Law, the Group has reported this transaction to the Antitrust Commission for formal approval. As of the date of these consolidated financial statements, the authorization is still pending. The Group does not have any evidence which may indicate that this transaction will not be formally approved.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
15. Disposals (continued)
     Assets classified as spin-off assets related to the Agro Invest’s disposal are the following:

	2010	2009	2008
Farmlands	—	—	43,012
Trade and other receivables, net	—	—	2,299

	—	—	45,311

     Cumulative translation adjustments recognized directly in equity relating to assets classified as spin-off assets are the following:

	2010	2009	2008
Foreign exchange translation adjustments	—	—	4,410

	—	—	4,410

     Management evaluated the criteria set forth in IFRS 5 and concluded that none of these disposals qualified as discontinued operations.
16. Shareholders’ contributions

	Number of shares	Share capital and share premium
At 1 January 2008	95,494	466,603
Contributed capital	16,926	149,021

At 31 December 2008	112,420	615,624
Contributed capital	7,580	67,719

At 31 December 2009	120,000	683,343
Contributed capital	—	—

At 31 December 2010	120,000	683,343

17. Equity-settled share-based payments
     The Group set two equity-settled share-based payment plans, namely the “Adecoagro/ IFH 2004 Stock Incentive Option Plan” and the “Adecoagro/ IFH 2007/2008 Equity Incentive Plan” (the “Option Schemes”) under which the Group grants equity-settled options to directors, senior managers and selected employees of the Group ´s subsidiaries.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
17. Equity-settled unit-based payments (continued)
     As part of the Reorganization and the Reverse Stock Split (see Note 1), the Management Committee of IFH and the Board of Directors of the Company (the “Board”) have each resolved to amend and rename: (a) the IFH 2004 Incentive Option Plan, initially effective, May 28, 2004, into this Adecoagro/IFH 2004 Stock Incentive Option Plan (the “Plan”), effective as of the Effective Date to reflect the conversion of options to purchase ordinary units of IFH (the “IFH Options”) into options (“Options”) to purchase or subscribe for the Company’s ordinary shares, par value US$1.50 per share (the “Ordinary Shares”); (b) the IFH 2007/2008 Equity Incentive Plan, initially effective, November 13, 2007, into this Adecoagro/IFH 2007/2008 Equity Incentive Plan (the “Plan”), effective as of the Effective Date, to reflect the conversion of options to purchase ordinary units of IFH (“IFH Options”) into options to purchase or subscribe for the Company’s ordinary shares, par value US$1.50 per share. The Plans contain terms and conditions that are intended to maintain in all material respects the same, and in no event greater, economic benefit to optionees as provided under the Plans as in effect prior to the Reorganization Date.
     The Group recognized aggregate compensation expense US$1.7 million for the year ended 2010 (2009: US$2.8 million; 2008: US$3.8 million) related to the options granted under the Option Schemes.
     The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.
     Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

	May	May	May	Feb	Oct	Dec	Jan	Nov
Grant Date	2004	2005	2006	2006	2006	2007	2009	2009

Expected volatility	39%	37%	36%	36%	36%	36%	21%	22%
Expected life	5,77	5,37	4,97	5,05	4,8	6,5	6,5	6,5
Risk free rate	3,46%	3,56%	4,46%	4,13%	4,14%	3,22%	1,85%	2,31%
Expected dividend yield	1%	1%	1%	1%	1%	1%	0%	0%
Fair value per option	$1,48	$1,40	$2,02	$1,67	$1,98	$3,19	$2,35	$2,52
Possibility of ceasing employment before vesting	0%	0%	0%	0%	0%	0,17%	0,56%	0,92%
Exercise price	$3,88	$3,88	$3,88	$4,74	$5,75	$8,55	$8,93	$8,93

	Jan	Jan	Jun	Sep	Sep
Grant Date	2010	2010	2010	2010	2010
Expected volatility	22%	22%	22%	22%	22%
Expected life	6,5	6,5	6,5	6,5	6,5
Risk free rate	2,34%	2,34%	1,79%	1,41%	1,41%
Expected dividend yield	0%	0%	0%	0%	0%
Fair value per option	$2,41	$2,25	$2,11	$2,03	$2,19
Possibility of ceasing employment before vesting	1,05%	1,05%	1,55%	1,76%	1,76%
Exercise price	$8,55	$8,93	$8,93	$8,93	$8,55
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
17. Equity-settled unit-based payments (continued)
     Since the Group’s shares were not publicly traded at the time the options were granted, expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model was adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. On January 28, 2011 the Company completed its initial public offering in the New York Stock Exchange (see Note 34).
     Details of each plan are as follow:
     The Adecoagro/ IFH 2004 Stock Incentive Option Plan
     This scheme was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2004 Stock Incentive Option Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Compensation Committee but under no circumstances the price may be less than 100% of the fair market value of the shares at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminate prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the share option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.
     Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2010		2009		2008
			Average exercise		Average exercise
	Average exercise	Options	price per	Options	price per	Options
	price per share	(thousands)	share	(thousands)	share	(thousands)
At January 1	4.49	3,602	4.49	3,602	4.49	3,602
Granted	—	—	—	—	—	—
Forfeited	4.85	(338)	—	—	—	—
Exercised	—	—	—	—	—	—
Expired	—	—	—	—	—	—

At December 31	4.45	3,264	4.49	3,602	4.49	3,602

     Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise price	Shares (in thousands)
Expiry date:	per share	2010	2009	2008
May 1, 2014	3.88	1,011	1,011	1,011
May 1, 2015	3.88	834	858	858
May 1, 2016	3.88	343	481	481
February 16, 2016	4.74	165	165	165
October 1, 2016	5.75	911	1,087	1,087
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
17. Equity-settled unit-based payments (continued)
     The Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan
     This scheme was effectively established in late 2007 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan vest over a 4-year period from the date of grant at 25% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Compensation Committee but under no circumstances the price may be less than 100% of the fair market value of the shares at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the share option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.
     Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2010		2009		2008
	Average		Average		Average
	exercise		exercise		exercise
	price per	Options	price per	Options	price per	Options
	share	(thousands)	share	(thousands)	share	(thousands)
At January 1	8.68	3,046	8.55	1,969	8.55	1,969
Granted	8.84	297	8.93	1,070	—	—
Forfeited	8.55	(172)	—	—	—	—
Exercised	—	—	—	—	—	—
Expired	—	—	—	—	—	—

At December 31	8.70	3,170	8.68	3,046	8.55	1,969

     Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise
	price per	Shares (in thousands)
Expiry date:	share	2010	2009	2008
Dec 1, 2017	8.55	1,796	1,969	1,969
Jan 30, 2019	8.93	1,050	1,050	—
Nov 1, 2019	8.93	27	27	—
Jan 30, 2020	8.55	53	—	—
Jan 30, 2020	8.93	121	—	—
Jun 30, 2020	8.93	33	—	—
Sep 1, 2020	8.93	66	—	—
Sep 1, 2020	8.55	23	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
17.	Equity-settled unit-based payments (continued)
     The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares
in thousands
2010	3.253
2009	3.057
2008	2.337
     Adecoagro S.A. Restricted Share Plan
     As of October 28, 2010, the Board of Directors authorized and approved Adecoagro S.A. Restricted Share Plan (the “Plan”), which provides for awards of restricted shares to employees, officers, members of the Board and other service providers of the Company. The purpose of the Plan is to further align the interests of participants with those of the shareholders by providing participants with long-term incentive compensation opportunities tied to the performance of the Company’s ordinary shares.
     The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1,178,571 (1.5% of the ordinary shares issued and outstanding upon consummation of initial public offering and the private placement with Al Gharrafa Transaction). The Committee anticipates that such number of shares will be sufficient for grants of awards under the Plan for a period of five years. Shares subject to awards that become forfeited, expired, settled in cash or otherwise terminated without delivery of such shares will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split or similar change.
     As of December 31, 2010 no awards under the Plan has been made.
18. Legal and other reserves
     According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses.
     In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.
     Legal and other reserves amount to US$6,536 as of December 31, 2010 (2009: US$7,855; 2008: US$7,089) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
19. Trade and other payables

	2010	2009	2008
Non-current
Trade payables (i)	4,239	5,047	2,679
Payable from acquisition of subsidiary (Note 31) (i)	5,802	—	—
Taxes payable	1,331	1,391	—
Other payables	413	384	—
Contingent consideration arising on a business combination	—	—	3,411

	11,785	6,822	6,090

Current
Trade payables	49,597	50,377	37,975
Payable from acquisition of subsidiary (Note 31) (i)	5,802	—	—
Advances from customers	2,560	871	446
Amounts due to related parties (Note 33)	4,892	330	1,087
Taxes payable	4,967	3,527	2,877
Contingent consideration arising on a business combination	—	4,825	3,565
Other payables	1,418	2,168	720

	69,236	62,098	46,670

Total trade and other payables	81,021	68,920	52,760

     The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.
(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.
20. Borrowings

	2010	2009	2008
Non-current
Bank borrowings	250,591	202,891	3,844
Obligations under finance leases	81	243	255

	250,672	203,134	4,099

Current
Bank overdrafts	209	—	19,771
Bank borrowings	138,224	102,970	203,816
Obligations under finance leases	367	677	627

	138,800	103,647	224,214

Total borrowings	389,472	306,781	228,313

     As of December 31, 2010, total bank borrowings include collateralized liabilities of US$350,654 (2009: US$203,503; 2008: US$130,789). These loans are mainly collateralized by property, plant and equipment and shares of the Group.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20.	Borrowings (continued)
     The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	2010	2009	2008
Fixed rate:
Less than 1 year	52,326	30,579	95,209
Between 1 and 2 years	22,425	5,724	678
Between 2 and 3 years	7,661	5,173	191
Between 3 and 4 years	7,394	5,167	127
Between 4 and 5 years	5,920	5,167	—
More than 5 years	22,555	5,167	—

	118,281	56,977	96,205

Variable rate:
Less than 1 year	86,107	72,391	128,378
Between 1 and 2 years	70,905	68,667	703
Between 2 and 3 years	54,436	55,907	703
Between 3 and 4 years	17,506	49,511	249
Between 4 and 5 years	15,619	787	41
More than 5 years	26,170	1,621	1,152

	270,743	248,884	131,226

	389,024	305,861	227,431

     Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2011 and July 2020 and bear either fixed interest rates ranging from 4.00% to 16.58% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 2.65% to 18.99% per annum. At December 31, 2010 LIBOR (six months) was 0.46% (2009: 0.49%; 2008: 3.12%).
     Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2011 and November 2015 and bear either fixed interest rates ranging from 2.60% and 6.00% per annum and variable rates based on LIBOR + 7.5% per annum.
     As of December 31, 2010, total borrowings include (i) a US-dollar denominated 30.2 million loan (principal plus accrued interest) with a syndicated of banks, led by Rabobank International Brasil S.A. (“Rabobank”) (2009: US$40.2 million; 2008: US$51.1. million) due in 2013 (the “Syndicated Loan”); (ii) a Reais-denominated 135.9 million loan (principal plus accrued interest) (equivalent to US$81.6 million as of December 31, 2010) with BNDES-FINEM (the “BNDES Loan Facility”) due in 2018; (iii) a U.S. dollar-denominated 60,291 million loan with the Interamerican Development Bank (IDB) (the “IDB Facility”); (iv) a Reais-denominated 70.0 million facility (of which, as of December 31, 2010, the Group have received R$70.0 million, equivalent to US$42.0 million) from Banco do Brasil S.A. (BDB) (“The BDB Facility”) due between 2012 and 2020; and (v) a U.S. dollar-denominated 50.0 million loan with the Deutsche Bank AG London Branch (DB) (The “DB facility”) due in 2013.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20.	Borrowings (continued)
•	Syndicated Loan and BNDES Loan Facility
     The Syndicated Loan bears interest at LIBOR plus 2.65% per annum and the BNDES Loan Facility bears interest at a country-specific variable rate (“TJLP rate”) plus 4.05% per annum (TJLP at December 31, 2010 was 6.00%). The Syndicated Loan and the BNDES Loan Facility contain certain customary financial covenants, events of default and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends, except as would not result in a breach of the financial covenants. These financial covenants are measured in accordance with generally accepted accounting principles in Brazil (“Brazilian GAAP”) and measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Under the Syndicated Loan, defaults by either Angélica, UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. on any indebtedness with an aggregate principal amount over US$500,000 can result in acceleration of the full outstanding loan amount due to the syndicate of banks. The obligations under this facility are secured by (i) a mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Angélica; and (iii) liens over the Angélica mill and equipment, all of which are property of Angélica.
     During 2008, for the Syndicated Loan and the BNDES Loan Facility, the Group was required to meet (i) a debt service coverage ratio on an individual basis of more than 1.0; (ii) a liquidity ratio on an individual basis of more than 1.0; (iii) a liquidity ratio on an aggregate basis of more than 1.2; (iv) an interest coverage ratio on an aggregate basis of more than 3.0; and (v) a net bank debt to EBITDA ratio on an aggregate basis of less than 5.0.
     Furthermore, on December 30, 2009, the Group entered into an amendment to the Syndicated Loan and the BNDES Loan Facility to modify the terms of the financial ratios covenants. Pursuant to the amendment, the Group is required to meet redefined certain financial ratios on an annual basis as of the end of each of the fiscal years commencing as of December 31, 2009. The Group was in compliance with these redefined covenants as of December 31, 2009 and December 31, 2010.
     The redefined financial covenants were as follows:

	2010	2011	2012 to 2013	2014 to 2018
Financial ratios:
Debt Service Coverage Ratio (individual)	> 0.65	> 1.00	> 1.00	> 1.30
Liquidity Ratio (individual)	> 1.00	> 1.00	> 1.00	> 1.00
Liquidity Ratio (aggregate)	> 0.65	> 1.00	> 1.20	> 1.20
Interest Coverage Ratio (aggregate)	> 2.00	> 2.00	> 4.00	> 4.00
Net Bank Debt / EBITDA (aggregate)	< 5.50	< 3.00	< 3.00	< 3.00
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20. Borrowings (continued)
•	IDB Facility
     The IDB Facility is divided into a seven-year US$31 million tranche (Tranche A) and a five-year US$49 million tranche (Tranche B). Tranche A originally bore interest at 180-day LIBOR plus 5% per annum although subsequently revised to a fixed rate of 7.52% per annum. Tranche B bears interest at 180-day LIBOR plus 4.75% per annum. Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB facility is collateralized by property, plant and equipment with a net book value of US$40.7 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.
     Under the IDB Facility, defaults by either Adeco Agropecuaria S.A. or Pilagá S.A on any indebtedness with an aggregate principal amount over US$3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which requires the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) and measured both on quarterly or annually basis.
     The subsidiaries Adeco Agropecuaria S.A. and Pilagá S.A. are required under the original terms of the IDB Facility to meet every quarter : (i) a debt to EBITDA ratio on an individual basis of less than 3.75; (ii) a debt to EBITDA ratio on an aggregate basis of less than 4.0; (iii) a total liabilities to total equity ratio on an individual basis of less than 1.40; (iv) a total liabilities to total equity ratio on an aggregate basis of less than 1.20; (v) a current asset to current liabilities ratio on an aggregate basis of more than 1.30; (vi) an interest coverage ratio on an aggregate basis of more than of more than 2.0; and (vii) a loan coverage ratio of more than 1.5 on an aggregate basis.
     During 2009, the Group was in compliance with the loan coverage ratio on an aggregate basis for all quarters, in compliance with the total liabilities to total equity ratio on for Adeco Agropecuaria S.A. for three quarters, in compliance with the current asset to current liabilities ratio on an aggregate basis for one quarter, but Adeco Agropecuaria S.A. and Pilagá S.A. were not in compliance of the remaining financial ratio covenants. During 2009, the total liabilities to total equity ratio for Adeco Agropecuaria S.A. was 1.46 for its quarter of noncompliance and the aggregate current asset to current liabilities ratio ranged from 0.68 to 0.85 during the three quarters of noncompliance. For the remaining ratios, the debt to EBITDA ratio for Adeco Agropecuaria S.A. ranged from less than zero (negative EBITDA) to13.13, the debt to EBITDA ratio for Pilagá S.A ranged from less than zero (negative EBITDA) to 49.3, the total liabilities to total equity ratio for Pilagá S.A. ranged from 1.81 to 2.71, the aggregate debt to EBITDA ratio ranged from 8.02 to 36.6, the aggregate total liabilities to total equity ratio ranged from 1.27 to 1.54 and the aggregate interest coverage ratio ranged from 0.23 to 1.43. The IDB granted waivers for each breach of the financial ratio covenants.
     On May 14, 2010, the Group entered into an amendment to the IDB Facility to modify the terms of the existing financial ratio covenants. Since the date of the loan amendment, the Group has been in compliance with all of the amended financial ratio covenants. Pursuant to the amended ratios, the Group is now required to meet financial ratios for aggregate EBITDA, aggregate total debt, and aggregate capital expenditures on a quarterly basis commencing in the 2010 fiscal year as set forth below. The Group is required to meet, as of the end of the fourth quarter of 2010 and as of each fiscal quarter thereafter, financial ratios for aggregate debt to EBITDA, aggregate total liabilities to total equity, aggregate current assets to current liabilities, aggregate interest coverage, aggregate debt to equity, aggregate short-term debt to total debt and debt to equity on an individual basis. The redefined financial covenants were as follows:
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20. Borrowings (continued)

	2010 4Q	2011	2012	2013
Financial ratios:
EBITDA (aggregate) (in millions of $)	N/A	N/A	N/A	N/A
Total Debt (aggregate) (in millions of $)	< 115.00	< 115.00	< 115.00	< 115.00
Capital Expenditures (aggregate)(in millions of $)	< 15.00	N/A	N/A	N/A
Debt to EBITDA (aggregate)	< 5.00	< 4.75	< 4.25	< 3.75
Total Liabilities to Total Equity (aggregate)	< 1.50	< 1.50	< 1.30	< 1.30
Current Asset to Current Liabilities (aggregate) (i)	> 1.30	> 1.10/1.30	> 1.10/1.30	> 1.10/1.30
Interest Coverage (aggregate)	> 1.40	> 2.10	> 2.35	> 2.60
Debt to Equity (aggregate)	< 1.20	< 1.20	< 1.20	< 1.20
Short-Term Debt to Total Debt (aggregate) (ii)	< 0.57	< 0.50	< 0.50	< 0.50
Debt to Equity (individual)	< 1.70	< 1.5 (iii)	< 1.20	< 1.20

(i)	From 2011 onwards, for the first, second and third quarters the ratio is >1.10. From 2011 onwards, for the fourth quarter the ratio is >1.30.

(ii)	Measured annually.

(iii)	On March 24, 2011, the Group entered into an amendment to the IDB Facility to redefine this financial ratio covenant.
     In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.
•	BDB Facility
     In July 2010, Angélica, a Brazilian subsidiary, entered into a Reais-denominated 70.0 million loan (equivalent to US$42.0 million as of December 31, 2010) with Banco do Brasil S.A. due in 2020. The BDB Facility bears a fixed interest rate of 10% per annum and is repayable on a monthly basis starting in August 2012 and ending in July 2020 (until August 2012, interest will be pay be quarterly). As of September 30, 2010, the Group received R$51.5 million (equivalent to US$30.9 million as of December 31, 2010). Under the BDB Facility, defaults by either Angélica or any of the Brazilian subsidiaries on any indebtedness can result in acceleration of the full outstanding loan amount due to BDB. The BDB Facility contains customary covenants and restrictions. Angélica’s obligations under the BDB Facility is secured by (i) a second mortgage of the Sapálio farm, which is owned by the subsidiary Ivinhema Agroenergia Ltda. and (ii) a first pledge on the equipment acquired or to be acquired by Angélica with the proceeds of such facility. Angélica is currently not, and has not been, in violation of any of the financial ratio covenants for the BDB Facility. The following table lists the financial ratios covenants Angélica subsidiary is currently required to meet under the BDB Facility:
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20.	Borrowings (continued)

Financial Ratios	2010 to 2013	2014 to 2020
Debt Service Coverage Ratio (individual)	>1.00	>1.30
Liquidity Ratio (individual)	>1.00	>1.00
•	DB Facility
     On July 28, 2010, Angélica also entered into a U.S. dollar-denominated 50.0 million facility with Deutsche Bank AG London Branch, due in 2013. Borrowings under this facility are repayable on various dates between July 2011 and July 2013 and bear an annual interest at a variable rate equal to LIBOR plus 8.5%. Angélica pledged and granted to DB a continuing first priority security interest on its debt service reserve account and all investment property, financial assets or other property credited thereto, deposited or carried therein. Under the DB Facility, defaults by Angélica on any indebtedness with an aggregate principal amount over US$5.0 million or by Adecoagro LLC on any indebtedness with an aggregate principal amount over US$10.0 million can result in acceleration of the full outstanding loan amount due to DB. The DB Facility contains customary covenants and restrictions, including restrictions on the payment of dividends until the balance on the loan are less than US$14 million and restrictions on the incurrence of debt except for a US$50 million working capital allowance provided certain other restrictions are met. In addition to the pledge, Angélica’s obligations under the DB Facility are also secured by a second mortgage of its Takuarê farm. Angélica is currently not, and has not been, in violation of any of the financial ratio covenants for the DB Facility. The following table lists the financial ratios covenants Angélica is currently required to meet under the DB Facility:

Financial Ratios	2010	2011	2012
Interest Coverage Ratio (individual)	>1.65	>3.10	>3.50
Leverage Ratio (individual)	<8.50	<3.40	<2.50
Capital Expenditures (individual) (in millions of R$)	<154.00	<50.00	<50.00
     The Group estimates that the carrying amount of short-term loans approximates fair value due to their short-term nature. The Group estimates that the fair values of the long-term bank loans are estimated based on the current rates offered to the Group for debt of similar terms and maturities. The Group’s fair value of long-term bank loans was not significantly different from the carrying value at December 31, 2010, 2009 and 2008.
     The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2010	2009	2008
Currency
Argentine Peso	13	88	35,343
US Dollar	199,182	158,797	164,103
Uruguayan Peso	62	40	—
Brazilian Reais	190,215	147,856	28,867

	389,472	306,781	228,313

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20.	Borrowings (continued)
     Obligations under finance leases
     Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.
     Gross finance lease liabilities — minimum lease payments:

	2010	2009	2008
Not later than one year	396	719	801
Later than one year and not later than five years	81	243	327

	477	962	1,128
Future finance charges on finance leases	(29)	(42)	(246)

Present value of finance lease liabilities	448	920	882

     The present value of finance lease liabilities is as follows:

	2010	2009	2008
Not later than one year	367	677	627
Later than one year and not later than five years	81	243	255

	448	920	882

     Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2010 was 10.67% (2009: 14.75%; 2008: 15.36%).
21.	Taxation
     Adecoagro is subject in Luxembourg to the applicable general tax regulations.
     The Group’s income tax has been calculated on the estimated assessable taxable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries ´ losses against subsidiaries income. The details of the provision for the Group’s foreign income tax are as follows:

	2010	2009	2008
Current income tax	(3,956)	(1,034)	903
Deferred income tax	20,219	6,449	9,546

Income tax benefit	16,263	5,415	10,449

     The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
21. Taxation (continued)
     Deferred tax assets of the Group as of December 31, 2010, 2009 and 2008 will be recovered as follows:

	2010	2009	2008
Deferred income tax asset to be recovered after more than 12 months	66,756	44,139	16,068
Deferred income tax asset to be recovered within 12 months	707	974	2,645

Deferred income tax assets	67,463	45,113	18,713

Deferred income tax liability to be recovered after more than 12 months	108,644	108,585	92,457
Deferred income tax liability to be recovered within 12 months	2,851	6,460	2,170

Deferred income tax liability	111,495	107,045	94,627

Deferred income tax liabilities, net	44,032	61,932	75,914

The gross movement on the deferred income tax account is as follows:

	2010	2009	2008
Beginning of year	61,932	75,914	100,661
Exchange differences	(4,961)	(7,000)	(11,237)
Acquisition of subsidiary	7,280	—	—
Disposal of subsidiary (Note 15)	—	(533)	(3,964)
Income tax benefit	(20,219)	(6,449)	(9,546)

End of year	44,032	61,932	75,914

     The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax	Property, plant and
liabilities	equipment	Biological assets	Others	Total
At January 1, 2008	102,864	6,730	119	109,713
Charged/(credited) to the statement of income	(1,723)	3,512	229	2,018
Disposal of subsidiary	(3,813)	(151)	—	(3,964)
Exchange differences	(11,130)	(1,902)	(108)	(13,140)

At December 31, 2008	86,198	8,189	240	94,627

Charged/(credited) to the statement of income	(5,065)	20,384	670	15,989
Disposal of subsidiary	(510)	(14)	(9)	(533)
Exchange differences	(1,771)	(1,555)	288	(3,038)

At December 31, 2009	78,852	27,004	1,189	107,045

Charged/(credited) to the statement of income	(1,992)	2,051	(376)	(317)
Acquisition of subsidiary	7,280	—	—	7,280
Exchange differences	(2,546)	(263)	296	(2,513)

At December 31, 2010	81,594	28,792	1,109	111,495

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
21. Taxation (continued)

			Equity-settled
Deferred income tax		Tax loss	share-based	Biological
assets	Provisions	carryforwards	compensation	Assets	Others	Total
At January 1, 2008	806	3,679	1,860	—	2,707	9,052
Charged/(credited) to the statement of income	(171)	11,145	1,366	—	(776)	11,564
Exchange differences	(195)	(1,099)	—	—	(609)	(1,903)

At December 31, 2008	440	13,725	3,226	—	1,322	18,713

Charged/(credited) to the statement of income	675	19,201	999	—	1,563	22,438
Exchange differences	150	3,479	—	—	333	3,962

At December 31, 2009	1,265	36,405	4,225	—	3,218	45,113

Charged/(credited) to the statement of income	1,980	(2,655)	617	19,525	435	19,902
Exchange differences	63	2,961	—	(1,632)	1,056	2,448

At December 31, 2010	3,308	36,711	4,842	17,893	4,709	67,463

     Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carry forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.
     In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2010, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.
     As of December 31, 2010, the Group’s tax loss carry forwards and the jurisdictions, which generated them are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	5,718	5 years
Brazil	133,229	No expiration date
     Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognized deferred income tax assets of US$ 10.7 million at December 31, 2010 in respect of losses amounting to US$ 30.6 million than can be carried forward against future taxable income.
     The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2010	2009	2008
Tax calculated at the tax rates applicable to profits in the respective countries	(23,004)	(8,100)	(12,789)
Non-deductible items	3,210	702	488
Unused tax losses, net	7,642	688	853
Non-taxable income	(4,234)	—	—
Others	123	1,295	999

Income tax benefit	(16,263)	(5,415)	(10,449)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
22. Payroll and social security liabilities

	2010	2009	2008
Non-current
Social security payable	1,178	1,106	834

	1,178	1,106	834

Current
Salaries payable	3,471	2,446	1,416
Social security payable	2,223	1,831	936
Provision for vacations	6,155	4,802	2,532
Provision for bonuses	3,629	1,000	1,141

	15,478	10,079	6,025

Total payroll and social security liabilities	16,656	11,185	6,859

23. Provisions for other liabilities
     The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.
     The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, legal and	Tax and social
	other claims	security	Onerous contracts	Total
At January 1, 2008	844	2,950	—	3,794
Additions	327	78	—	405
Used during year	(240)	(1,570)	—	(1,810)
Exchange differences	(122)	(666)	—	(788)

At December 31, 2008	809	792	—	1,601

Additions	2,549	801	—	3,350
Used during year	(6)	(158)	—	(164)
Exchange differences	18	173	—	191

At December 31, 2009	3,370	1,608	—	4,978

Additions	1,770	552	3,947	6,269
Used during year	(1,379)	(705)	—	(2,084)
Exchange differences	(27)	71	—	44

At December 31, 2010	3,734	1,526	3,947	9,207

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
23. Provisions for other liabilities (continued)
     Analysis of total provisions:

	2010	2009	2008
Non current	4,606	3,326	777
Current	4,601	1,652	824

	9,207	4,978	1,601

     The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil and Argentina, for which has established provisions in an aggregate amount of US$0.5 million as of December 31, 2010.
24. Sales

	2010	2009	2008
Sales of manufactured products and services rendered:
Rice	58,876	65,521	51,681
Ethanol	114,793	62,811	29,385
Sugar	98,385	26,143	20,495
Soybean oil and meal	—	8,420	1,692
Energy	15,040	8,216	—
Coffee	2,709	7,984	8,544
Services	749	2,848	2,507
Rental income	3,718	172	—
Powder milk	—	720	2,171
Others	259	551	698

	294,529	183,386	117,173

Sales of agricultural produce and biological assets:
Soybean	64,890	35,696	37,333
Cattle	2,978	28,639	9,548
Corn	23,968	14,654	22,547
Cotton	2,395	11,905	5,813
Milk	13,415	10,809	12,295
Wheat	7,939	10,218	15,407
Coffee	4,863	6,281	7,404
Sunflower	4,880	5,517	5,615
Barley	1,171	3,106	2,816
Seeds	2,537	2,352	3,822
Others	2,702	1,040	4,436

	131,738	130,217	127,036

Total sales	426,267	313,603	244,209

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated
24. Sales (continued)
     Commitments to sell commodities at a future date
     The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.
     The notional amount of these contracts is US$77.21 million as of December 31, 2010 (2009: US$29.1 million; 2008: US$9.1) comprised primarily of 91,828 tons of sugar (US$42.4 million), 79,250 tons of soybean (U$S 19.4 million) and 42,100 tons of corn (US$7.7 million), which expire between January 2011 and September 2011.
25. Expenses by nature
     The Group presented the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of manufactured products sold and services rendered”, “cost of agricultural produce sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.
     The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2010	2009	2008
Cost of agricultural produce and biological assets sold	117,992	116,728	104,992
Raw materials and consumables used in manufacturing activities	136,208	95,959	44,444
Services	14,727	39,374	24,136
Salaries and social security expenses (Note 26)	52,728	37,099	40,061
Depreciation and amortization	37,563	30,356	28,314
Taxes (*)	25,821	20,474	12,975
Maintenance and repairs	14,299	17,046	6,713
Freights	24,198	11,322	8,686
Export taxes / selling taxes	7,846	5,612	9,940
Fuel and lubricants	9,336	5,507	4,407
Lease expense and similar arrangements (**)	3,262	2,764	1,782
Others	16,049	11,621	16,298

Total expenses by nature	460,029	393,862	302,748

(*)	Excludes export taxes and selling taxes.

(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.
     For the year ended December 31, 2010, an amount of US$219,201 is included as “cost of manufactured products sold and services rendered” (2009: US$180,083; 2008: US$105,583); an amount of US$131,738 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2009: US$130,217; 2008: US$127,036); an amount of US$56,562 is included in “general and administrative expenses” (2009: US$52,393; 2008: US$45,633); and an amount of US$52,528 is included in “selling expenses” as described above (2009: US$31,169; 2008: US$24,496).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
26. Salaries and social security expenses

	2010	2009	2008
Wages and salaries	40,090	27,777	30,516
Social security costs	10,857	6,442	5,643
Equity-settled share-based compensation	1,781	2,880	3,902

	52,728	37,099	40,061

Number of employees	5,263	5,290	4,544

27. Other operating income, net

	2010	2009	2008
Gain from the sale of subsidiaries (Note 15)	—	18,839	13,974
(Loss)/gain from commodity derivative financial instruments	106	(7,486)	1,848
Loss from onerous contracts — forwards	(3,935)	—	—
Gain from disposal of farmland (Note 15)	20,837	—	—
Gain from disposal of other property items	847	337	479
Others	369	1,381	1,022

	18,224	13,071	17,323

28. Financial results, net

	2010	2009	2008
Finance income:
- Interest income	1,341	472	1,494
- Foreign exchange gains, net	7,324	10,903	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	5,018	—	—
- Other income	2,876	178	1,058

Finance income	16,559	11,553	2,552

Finance costs:
- Interest expense	(34,369)	(28,222)	(23,324)
- Foreign exchange losses, net	—	—	(24,932)
- Taxes	(2,104)	(2,060)	(1,982)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(314)	—
- Other expenses	(3,023)	(3,620)	(622)

Finance costs	(39,496)	(34,216)	(50,860)

Total financial results, net	(22,937)	(22,663)	(48,308)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
29. Earnings per share
     Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of shares in issue during the year.

	2010	2009	2008
Loss attributable to equity holders of the Group	(43,904)	(260)	(18,947)
Weighted average number of shares in issue (thousands)	121,667	120,000	112,420

Basic and diluted losses per share	(0.361)	(0.002)	(0.168)

     Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis. For all periods presented, there were no differences in the weighted-average number of ordinary shares used for basic and diluted net loss per share as the effect of all potentially dilutive shares outstanding was anti-dilutive. As of December 31, 2010, there were 6.4 million (2009: 6.6 million and 2008: 5.6 million) share options outstanding that could potentially have a dilutive impact in the future but were antidilutive in all periods presented.
30. Disclosure of leases and similar arrangements
     The Group as lessee
     Operating leases:
     The Group leases various offices and machinery under cancellable operating lease agreements. Lease expense was US$4.41 million for the year ended December 31, 2010 (2009: US$2.2 million; 2008: US$3.0 million). Lease expense is included in “General and administrative expenses” in the consolidated statement of income.
     The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$8.01 million for the year ended December 31, 2010 (2009: US$4.3 million; 2008: 2.5 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.
     The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2010	2009	2008
No later than 1 year	3,246	11,681	773
Later than 1 year and no later than 5 years	2,110	3,824	1,982
Thereafter	478	487	—

	5,834	15,992	2,755

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
30. Disclosure of leases and similar arrangements (continued)
     Agriculture “partnerships” (parceria by its exact term in Portuguese):
     The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.
     Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$15.8 million for the year ended December 31, 2010 (2009: US$9.9 million; 2008: 6.3 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.
     Finance leases:
     When a lease transfers substantially all risks and rewards to the Group as lessee, the Group initially recognizes the leased assets in the consolidated statement of financial position at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. The net book value of assets under finance leases amounts to US$448, US$900 and US$1,562 as of December 31, 2010, 2009 and 2008, respectively.
     At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.
     Information on the breakdown of the present value of finance leases and its components is disclosed in Note 20.
     The Group as lessor
     Operating leases:
     The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.
     The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2010	2009	2008
Rental income	3,718	172	—
     The future minimum rental payments receivable under cancellable leases are as follows:

	2010	2009	2008
No later than 1 year	4,520	2,370	—
Later than 1 year and no later than 5 years	18,081	9,483	—
Thereafter	17,704	11,853	—

	40,305	23,706	—

     Finance leases:
     The Group does not act as a lessor in connection with finance leases.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
31.	Business combinations

Acquisitions completed during the year ended December 31, 2010

Acquisition of Dinaluca Sociedad Anónima (Dinaluca)
     On August 23, 2010, the Group acquired 100% of the issued share capital of Dinaluca, an Argentina-based company mainly involved in the lease of farmlands, for a total consideration of US$20.1 million. The purchase price includes a cash payment of US$7.9 million and seller financing of US$12.2 million plus accrued interest at LIBOR plus 2% on outstanding amounts payable in two equal installments on the first anniversary and second anniversary of the transaction. These payment obligations are guaranteed by a pledge of the acquired shares in favor of the former shareholders of Dinaluca.
     In the period from acquisition to December 31, 2010, Dinaluca contributed revenues of US$0,06 million and gain of US$0.07 million to the Group’s consolidated results. If Dinaluca had been acquired on January 1, 2010, combined revenues of the Group would have been US$403.7 million (unaudited) and Loss Before Income Tax would have been US$60.8 million (unaudited) for the year ended December 31, 2010. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2010, together with its consequential tax effects. Results, assets and liabilities of Dinaluca as from the acquisition date are included within the ‘Rice’ and ‘Cattle’ segments.
     Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	7,900
Present value of seller financing (*)	11,604

Total purchase consideration	19,504

Fair value of net assets acquired	12,481

Goodwill	7,023

(*)	Discounted at present value as of the date of acquisition.
     The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.
     The assets and liabilities at the date of acquisition are as follows:

	Fair value	Book value (*)
Cash and cash equivalents	28	28
Property, plant and equipment	14,075	1,729
Investment property	7,935	766
Deferred income tax	(6,930)	(101)
Other current assets	1,330	1,330
Other current liabilities	(3,957)	(3,957)

Net assets acquired	12,481	(205)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
31.	Business combinations (continued).
     (*) Carrying amounts of assets, liabilities and contingent liabilities in Dinaluca’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Dinaluca did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.
     The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	7,900
Cash and cash equivalents in subsidiary acquired	(28)

Cash outflow on acquisition	7,872

Acquisitions completed during the year ended December 31, 2008
     The Group completed no significant acquisitions during the year ended December 31, 2008.
     In January 2008, the Group completed the acquisition of the remaining 50% non controlling interest in Fazenda Mimoso (“Mimoso”) for an aggregate consideration of US$1 million. The previous 50% interest in Mimoso was acquired in February 2007 for a total purchase price of US$1.3 million, on which date the Group obtained control due to a shareholders agreement with the sellers. That acquisition was included in the aggregate disclosure of other non-significant acquisitions completed in 2007. The acquisition of the remaining 50% was treated as a transaction with parties external to the Group and generated negative goodwill of US$1.2 million due to the excess of fair value of net assets acquired over cost.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
     32. Group companies
     The following table details the companies making up the Group as of December 31, 2010, 2009 and 2008:

				2010		2009	2008
			Country of	Ownership		Ownership	Ownership
			incorporation and	percentage held if		percentage held if	percentage held if
	Activities		operation	not 100%		not 100%	not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Americas
Adeco Agropecuaria S.A.	(a	)	Argentina	—		—	—
Pilagá S.A.	(a	)	Argentina	99.84%		99.84%	99.84%
Cavok S.A.	(a	)	Argentina	—		—	—
Establecimientos El Orden S.A.	(a	)	Argentina	—		—	—
Bañado del Salado S.A.	(a	)	Argentina	—		—	—
Agrícola Ganadera San José S.R.L.	(a	)	Argentina	—		—	—
Santa Regina Agropecuaria S.R.L.	(a	)	Argentina	—		—	—
La Paz Agropecuaria S.R.L.	(a	)	Argentina	(i	)	(i )	—
Agro Invest S.A.	(a	)	Argentina	—		—	54.25%
Forsalta S.A.	(a	)	Argentina	—		—	—
Dinaluca S.A.	(a	)	Argentina	—		(ii )	(ii )
Adeco Agropecuaria Brazil S.A.	(b	)	Brazil	—		—	—
Adecoagro Comercio Exportação e importação Ltda (f.k.a. Alfenas Café Ltda)	(c	)	Brazil	(iv	)	—	—
Angélica Agroenergia Ltda.	(b	)	Brazil	—		—	—
Usina Monte Alegre Ltda.	(b	)	Brazil	—		—	—
Fazenda Mimoso Ltda.	(c	)	Brazil	—		—	—
Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.)	(b	)	Brazil	—		—	—
Kelizer S.C.A.	(a	)	Uruguay	—		—	—
Adecoagro Uruguay S.R.L.	(a	)	Uruguay	—		—	—
Holdings companies:
Americas
Adeco Brazil Participacoes S.A.	—		Brazil	—		—	—
International Farmland Holdings LP	—		United States	98.00%		98.00%	98.00%
Adecoagro LP	—		United States	—		—	—
Ladelux S.C.A.	—		Uruguay	—		—	—
Asia
AFI (L) LTD.	—		Malaysia	(iii	)	—	—
Europe
Kadesh Hispania S.L.	—		Spain	—		—	—
Leterton España S.L.	—		Spain	—		—	—
Ona Ltd.	—		Malta	—		—	—
Toba Ltd.	—		Malta	—		—	—
Details of principal joint venture undertakings:
Americas
Grupo La Lácteo	(d	)	Canada	50.00%		50.00%	50.00%
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
32. Group companies (continued)
(a)	Mainly crops, rice, cattle and others

(b)	Mainly sugarcane, ethanol and energy

(c)	Mainly coffee

(d)	Mainly dairy

(i)	Sold in December 2009

(ii)	Acquired in August 2010 (Note 31)

(iii)	In process of liquidation

(iv)	Merged with Usina Monte Alegre Ltda
     There are no associated undertakings for any of the periods presented.
     The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.
33. Related-party transactions
     The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the
		Description of	statement of income			Balance receivable (payable)
Related party	Relationship	transaction	2010	2009	2008	2010	2009	2008
Grupo La Lácteo	Joint venture	Sales of goods	13,397	10,849	12,617	—	—	—
		Purchases of goods	—	(748)	(1,566)	—	—	—
		Receivables from related parties (Note 12)	—	—	—	1,662	2,554	4,368
		Payables (Note 19)	—	—	—	—	—	(1,087)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria		Cost of manufactured products sold and services rendered
	(i)	(ii)	(3,334)	(2,155)	(1,764)	—	—	—
Monte Alegre/ Alfenas Agricola Ltda/Marcelo		Receivables from related parties (Note 12)	—	—	—	291	796	180
Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira		Payables (Note 19)	—	—	—	(4,892)	(330)	—
Marcelo Weyland Barbosa Vieira/ Paulo Albert Paulo Weyland Vieira/	(i)	Tax charge	4,138	—	—	—	—	—
Mario Jorge de Lemos Vieira/ Corina de Almeida Leite		Payables (Note 19)	—	—	—		—	—
Management and selected employees	Employment	Compensation selected employees (iii)	(6,593)	(8,330)	(9,368)	(13,659)	(11,914)	(9,092)
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
33. Related-party transactions (continued)
(i)	Shareholders of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	Includes compensation expense under equity-settled share-based payments (Note 17).
     Ospraie Consent Agreement
     On December 14, 2010, the Group entered into a consent agreement with Ospraie Special Opportunities Master Holdings Ltd, or Ospraie, one of the Groups shareholders, pursuant to which the Company should pay to Ospraie an aggregate amount of US$3 million, subject to certain conditions, promptly following the completion of the initial public offering in consideration for their agreement to waive certain of their rights under the Groups’ shareholders agreement, which terminates upon the initial public offering. The payment was made in February 2011.
34. Events after the date of the statement of financial position
     Initial Public Offering (IPO) and private placement
     On January 28, 2011 the Company successfully completed an initial public offering of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$11 per share. In addition, on February 11, 2010, the Company issued 4,285,714 shares when of the over-alloment option was exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$359 million.
     On January 28, 2011, Adecoagro issued and sold to Al Gharrafa 7,377,598 common shares at a purchase price per share of US$10,65, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Group. This transaction was conditioned upon, and close immediately after, the closing of the initial public offering of the Company. Consequently the Company raised US$79 million.
     The Company intends to use these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.
The accompanying notes are an integral part of these consolidated financial statements.